      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1999

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          NEXTEL COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                         DELAWARE                                                   36-3939651
              (State or Other Jurisdiction of                                    (I.R.S. Employer
              Incorporation or Organization)                                  Identification Number)

                            2001 EDMUND HALLEY DRIVE
                             RESTON, VIRGINIA 20191
                                 (703) 433-4000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                            ------------------------

                             THOMAS J. SIDMAN, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                          NEXTEL COMMUNICATIONS, INC.
                            2001 EDMUND HALLEY DRIVE
                             RESTON, VIRGINIA 20191
                                 (703) 433-4000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                            ------------------------

                                   Copies to:

                              LISA A. STATER, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              3500 SUNTRUST PLAZA
                              303 PEACHTREE STREET
                          ATLANTA, GEORGIA 30308-3242
                                 (404) 521-3939

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time following the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                       PROPOSED MAXIMUM  PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF SECURITIES              AMOUNT TO      OFFERING PRICE      AGGREGATE         AMOUNT OF
                  TO BE REGISTERED                     BE REGISTERED       PER UNIT       OFFERING PRICE   REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------------
Zero Coupon Convertible Preferred Stock due 2013.....  591,308 shares    $339.216(1)       $200,581,410       $55,761.64
-------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.001 per share,
  underlying Zero Coupon Convertible Preferred
  Stock..............................................       (2)              N/A               N/A               (3)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

(1) Estimated in accordance with Rule 457(i) based upon the market value of the 5,761,764 shares of Class A common stock into which the zero coupon convertible preferred stock due 2013 (referred to as the "zero coupon convertible preferred stock") may be converted (presently 9.7441 shares of common stock per share of zero coupon convertible preferred stock) which exceeds the present liquidation preference of the zero coupon convertible preferred stock. The market value, $34.8125, is based upon the average of the high and low prices of the common stock on The Nasdaq National Market on May 26, 1999.

(2) Also being registered are the shares of common stock (including any additional shares resulting from anti-dilution provisions) into which the zero coupon convertible preferred stock may be converted, presently 5,761,764 shares.

(3) Pursuant to Rule 457(i), no additional registration fee is required in connection with the registration of the Registrant's common stock issuable upon conversion of the zero coupon convertible preferred stock.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE. THE SELLING STOCKHOLDERS MAY NOT SELL OR OFFER THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES. NEITHER NEXTEL NOR THE SELLING STOCKHOLDERS ARE SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 28, 1999

PROSPECTUS

                               591,308 SHARES OF
                ZERO COUPON CONVERTIBLE PREFERRED STOCK DUE 2013
                                      AND

                              5,761,764 SHARES OF
                              CLASS A COMMON STOCK
                                       OF

                          NEXTEL COMMUNICATIONS, INC.

     This prospectus relates to the offering of Nextel's zero coupon convertible preferred stock due 2013 or the common stock issued upon conversion of the zero coupon convertible preferred stock, from time to time, by the stockholders, listed on page 29. The selling stockholders may offer these securities at fixed prices, at prevailing market prices, varying prices and negotiated prices. Nextel will not receive any cash proceeds from the sales of these securities.

THE ZERO COUPON CONVERTIBLE PREFERRED STOCK:

     - The zero coupon convertible preferred stock is convertible into Nextel's Class A common stock, at a current rate of 9.7441 shares of common stock for each share of zero coupon convertible preferred stock. As early as January 1, 2001, Nextel may cause zero coupon convertible preferred stock held by persons who are not United States persons for United States tax purposes to be converted into common stock.

     - The zero coupon convertible preferred stock is senior with respect to the payment of dividends and distributions on the common stock.

     - The liquidation preference per share of the zero coupon convertible preferred stock was $259.5412 on March 23, 1999. This liquidation preference increases over time at an annual rate of 9.25% compounded quarterly, to a total of $1,000 on December 23, 2013, at which time all outstanding shares are required to be redeemed by Nextel. Additionally, shares of zero coupon convertible preferred stock are required to be acquired by Nextel at the holder's option, on December 23, 2005 or December 23, 2008, at a purchase price equal to the liquidation preference on that date. Nextel may elect to pay the redemption price or purchase price in cash, common stock or a combination of both. No dividends will accrue or be paid on the zero coupon convertible preferred stock. There is currently no established market for trading the zero coupon convertible preferred stock.

THE COMMON STOCK:

     - The common stock is listed on the Nasdaq National Market under the symbol "NXTL."

     - On May 26, 1999, the last reported sale price of the common stock was $34.96875.

     As a prospective purchaser of these securities, you should carefully consider the discussion of "Risk Factors" that begins on page 13 of this prospectus.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE ZERO COUPON CONVERTIBLE PREFERRED STOCK OR COMMON STOCK TO BE DISTRIBUTED UNDER THIS PROSPECTUS, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
               THE DATE OF THIS PROSPECTUS IS             , 1999.

                      REFERENCES TO ADDITIONAL INFORMATION

     THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT NEXTEL THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. YOU MAY OBTAIN DOCUMENTS THAT ARE FILED BY NEXTEL WITH THE SECURITIES AND EXCHANGE COMMISSION AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN WRITING OR BY TELEPHONE FROM:

     NEXTEL COMMUNICATIONS, INC.
     2001 EDMUND HALLEY DRIVE
     RESTON, VIRGINIA 20191
     ATTENTION: INVESTOR RELATIONS
     TELEPHONE: (703) 433-4000

     SEE "XII. WHERE YOU CAN GET MORE INFORMATION."

     "Nextel," "Nextel Direct Connect" and "Nextel Online" are trademarks or service marks of Nextel. "Motorola," "iDEN," "i1000" and "i1000plus" are trademarks of Motorola, Inc. "Microsoft" is a trademark of Microsoft Corporation.

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
   I.  Summary..............................................................    4
       A.         Nextel....................................................    4
       B.         Use of Proceeds...........................................    7
       C.         The Zero Coupon Convertible Preferred Stock...............    7
       D.         Summary Financial Information.............................   10
  II.  Risk Factors.........................................................   13
       A.         Risk Factors Relating to Nextel...........................   13
       B.         Risk Factors Relating to the Zero Coupon Convertible
                  Preferred Stock...........................................   24
       C.         Nextel's Forward Looking Statements Are Subject to a
                  Variety of Factors That Could Cause Actual Results to
                  Differ Materially from Current Beliefs....................   28
 III.  Use of Proceeds......................................................   29
  IV.  Selling Stockholders.................................................   29
   V.  Description of Zero Coupon Convertible Preferred Stock...............   31
       A.         General...................................................   31
       B.         Ranking...................................................   32
       C.         Dividends and Liquidation Preference......................   33
       D.         Voting Rights.............................................   35
       E.         Merger, Consolidation and Sale of Assets..................   35
       F.         Conversion................................................   36
       G.         Optional Redemption by Nextel.............................   39
       H.         Mandatory Conversion......................................   40
       I.         Mandatory Redemption......................................   41
       J.         Payments in Common Stock..................................   41
       K.         Change of Control.........................................   43
       L.         Conversion or Tender at the Option of the Holder..........   47
       M.         Liquidation Rights........................................   49
       N.         Reports...................................................   49
       O.         Transfer and Exchange.....................................   50
       P.         Amendment, Supplement and Waiver..........................   50
       Q.         Reissuance................................................   51
  VI.  Terms of Existing Nextel Preferred Stock.............................   51
       A.         General...................................................   51
       B.         Class A Preferred Stock...................................   51
       C.         Class B Preferred Stock...................................   53
       D.         Class C Preferred Stock...................................   53
       E.         Series D Preferred Stock..................................   53
       F.         Series E Preferred Stock..................................   53
 VII.  Dilution.............................................................   54
VIII.  United States Federal Tax Consequences...............................   54
       A.         General...................................................   55
       B.         U.S. Holders..............................................   57
       C.         Persons Who Do Not Qualify as U.S. Holders................   60
       D.         Information Reporting and Backup Withholding..............   62
  IX.  Plan of Distribution.................................................   62
   X.  Legal Matters........................................................   63
  XI.  Experts..............................................................   63
 XII.  Where You Can Get More Information...................................   63
       A.         Available Information.....................................   63
       B.         Incorporation of Documents by Reference...................   64

I. SUMMARY

     This summary highlights basic information about Nextel and the securities offered by the selling stockholders, but does not contain all information important to you. You should read the more detailed information and consolidated financial statements and the related notes appearing elsewhere in this prospectus and incorporated by reference into this prospectus.

  A. NEXTEL

  OVERVIEW

     Nextel provides a wide array of digital and analog wireless communications services throughout the United States. Nextel offers a differentiated, integrated package of digital wireless communications services under the Nextel brand name, primarily to business users. Nextel's Digital Mobile Network constitutes one of the largest integrated wireless communications systems utilizing a single transmission technology in the United States.

     Nextel Partners, Inc., an affiliate of Nextel, is building a digital network in some U.S. markets that is technically compatible with Nextel's Digital Mobile Network and uses radio spectrum previously owned and operated by Nextel. Nextel and Nextel Partners have significant specialized mobile radio spectrum holdings in and around every major business and population center in the country, including all of the top 50 metropolitan statistical areas in the United States.

     As of March 31, 1999:

     - Nextel provided service to about 3,152,900 digital subscriber units in the United States;

     - Nextel's and Nextel Partners' digital networks were operational in areas in and around 92 of the top 100 metropolitan statistical areas in the United States; and

     - Nextel operated analog wireless networks that provide analog specialized mobile radio services throughout the continental United States to about 292,000 analog specialized mobile radio subscriber units.

     Nextel's Digital Mobile Network has been developed and deployed utilizing advanced mobile communication systems employing digital technology with a multi-site configuration permitting frequency reuse. This digital technology, developed by Motorola, is referred to as the integrated Digital Enhanced Network or iDEN technology.

     The number of Nextel's digital subscriber units in service has increased significantly in recent years, reflecting the commencement of Digital Mobile Network service in new markets and increased sales in existing markets. The following table summarizes the approximate number of Nextel's digital subscriber units in service at the dates indicated:

                                                    DECEMBER 31,
                                               ----------------------    MARCH 31,
                                    1996         1997         1998         1999
                                  ---------    ---------    ---------    ---------
Digital subscriber units........    300,300    1,270,700    2,789,900    3,152,900

     A customer using Nextel's Digital Mobile Network is able to access:

     - digital mobile telephone service;

     - digital two-way radio dispatch, which provides instant conferencing capabilities and is marketed as "Nextel Direct Connect" service;

     - paging; and

     - short-messaging service.

     Nextel recently announced its plans and anticipated schedule to offer its customers access to new digital two-way mobile data and Internet connectivity services in selected test markets in late 1999. A new handset developed and manufactured by Motorola, the i1000plus, is scheduled for commercial introduction in mid-1999 and is expected to be the first in a product line that will incorporate wireless modem dial-up features, combined with capability to support Internet access and other mobile data applications, to be used in connection with the new "Nextel Online" service offering. In addition, on May 10, 1999, Nextel announced that it had entered into portal and co-marketing agreements under which Microsoft Corporation is to provide specific portal services and related assistance in connection with the Nextel Online services offering.

     In addition to its domestic operations, Nextel has ownership interests in international wireless companies through its subsidiary, Nextel International, Inc. The subsidiaries of Nextel International, or other entities in which Nextel International holds equity or equivalent interests, own and operate wireless communications systems in and around various major metropolitan market areas in Latin America, Asia and Canada. Nextel International, together with Nextel, provides service in ten of the world's 25 largest cities.

     Nextel's principal executive and administrative facility is located at 2001 Edmund Halley Drive, Reston, Virginia, and its telephone number is (703) 433-4000.

  NETWORK EXPANSION

     In 1998, Nextel implemented a business plan for its domestic operations that contemplated an accelerated expansion of Nextel's Digital Mobile Network with the objectives of:

     - achieving additional penetration in its targeted business customer base in markets where the Digital Mobile Network was operating or was planned to be operating in early 1998;

     - selecting and prioritizing additional markets for expansion of Digital Mobile Network coverage by Nextel during 1998; and

     - enhancing the quality and performance of its Digital Mobile Network wireless services offerings to maintain and strengthen Nextel's competitive position relative to other existing and emerging providers of digital wireless services in the United States.

     The growth in Nextel's Digital Mobile Network coverage and capacity, and the related significant increases in the number of Nextel's digital subscriber units in service and in system minutes of use, which began in 1997, continued and accelerated through 1998. This growth contributed significantly to Nextel's achievement of positive earnings before interest, taxes, depreciation and amortization for its domestic operations for the second half of 1998.

     In particular, as of December 31, 1998, the implementation of Nextel's business plan resulted in:

     - an increase of roughly 173% in monthly total system minutes of use, from about 403 million in December 1997 to about 1.1 billion in December 1998;

     - around 2,200 additional digital cell sites being placed in service during 1998, for a total of about 6,200 digital cell sites in operation on the Digital Mobile Network in addition to Nextel adding 14 switches to its Digital Mobile Network during 1998 for 31 total switches in service at December 31, 1998;

     - coverage expansion from 75 of the top 100 U.S. markets at year end 1997 to 91 of the top 100 U.S. markets; and

     - an increase in net domestic capital expenditures to about $1,900 million in 1998 from about $1,500 million in 1997.

     The growth Nextel experienced in 1998 continued in the first quarter of 1999 resulting in Nextel's achievement of positive earnings before interest, taxes, depreciation and amortization on a consolidated basis. The continued growth in the first quarter of 1999 also resulted in:

     - about 415,000 net subscriber additions during the quarter for a total of about 3,152,900 domestic digital subscriber units at March 31, 1999;

     - average monthly revenue per digital subscriber of about $71; and

     - the churn rate remaining flat for the quarter compared with the fourth quarter of 1998 at about 2%.

     Over 900,000 domestic digital subscriber units in service as of March 31, 1999 (about 30% of total domestic digital subscriber units then in service) were participating in the Nextel Business Networks, which extend Nextel Direct Connect service beyond a company's employees to suppliers or other parties involved in the same industry.

  RECENT DEVELOPMENTS

     1. TOWERS TRANSACTION. On April 20, 1999, Nextel and some of its subsidiaries and SpectraSite Holdings, Inc. and some of its subsidiaries consummated agreements under which Nextel transferred specified telecommunications towers and related assets to SpectraSite, which were then leased back to Nextel. In the transaction, Nextel received $560.0 million in cash and about an 18% ownership interest in SpectraSite. In connection with the transaction, the parties entered into an exclusive agreement for SpectraSite to construct additional towers in the United States to support expansion of the digital networks of Nextel and Nextel Partners.

     2. MOTOROLA WARRANT EXERCISES. On April 30, 1999, Motorola exercised warrants to purchase 2,895,384 shares of Nextel common stock. Nextel received about $43.3 million in cash proceeds from Motorola as a result of such warrant exercises.

     3. MICROSOFT TRANSACTION. On May 7, 1999, Nextel and Microsoft entered into an investment agreement in which Microsoft has committed to purchase, and Nextel has committed to sell, about 16.7 million shares of Nextel's common stock for an aggregate cash investment of about $600 million, representing a per share price of $36.00. The investment agreement and related agreements also establish specified transfer restrictions that apply to the Nextel shares purchased by Microsoft, include an investor standstill provision and provide specified registration rights relating to the Nextel shares. The transactions contemplated by the investment agreement were completed on May 27, 1999. In connection with this transaction, Nextel and Microsoft also entered into agreements under which Microsoft is to provide specific portal services and related assistance in connection with Nextel's previously announced Nextel Online service offering.

     4. INTERNATIONAL FINANCING. In March 1999, Nextel Argentina S.R.L., a subsidiary of Nextel International, notified the administrative agent under the $100 million credit facility of its anticipated noncompliance with specified financial covenants under that facility in the first quarter of 1999. Nextel Argentina received a waiver from the lenders under that facility with regard to those covenants for the first quarter of 1999. On May 12, 1999, Nextel Argentina and the lenders under that credit facility agreed to specified amendments to that credit facility modifying the covenants in question for future quarters. Those amendments became effective on May 26, 1999. As a result of the amendments, Nextel International has entered into a new capital subscription agreement that will require additional equity to be contributed to Nextel Argentina. Concurrently with the execution of the amendments, Motorola Credit Corporation agreed to provide up to $50.0 million in loans to Nextel Argentina as incremental loans under the credit facility for purchases of qualifying iDEN equipment and related services. Additional information concerning this and other financing arrangements between Nextel International and Motorola is included in Nextel International's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 as filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

     5. NEXTEL INTERNATIONAL EQUITY INVESTMENT. On May 13, 1999, Nextel International issued 1,000 shares of its Series A preferred stock to a wholly owned subsidiary of Nextel. Nextel International received $100.0 million in proceeds from that issuance.

  B. USE OF PROCEEDS

     Nextel will not receive any cash proceeds from the sale of the zero coupon convertible preferred stock.

  C. THE ZERO COUPON CONVERTIBLE PREFERRED STOCK

SECURITIES OFFERED..............    591,308 shares of zero coupon convertible
                                    preferred stock due 2013. There will be no dividends paid on the zero coupon convertible preferred stock; instead, the liquidation preference will accrete at an annual rate of 9.25%, compounded quarterly.
                                    See "V.C. Description of Zero Coupon
                                    Convertible Preferred Stock -- Dividends and
                                    Liquidation Preference."

RANKING.........................    The zero coupon convertible preferred stock
                                    ranks with respect to payment of dividends, if any, and distributions upon the liquidation, dissolution, or winding up of
                                    Nextel:

                                     - senior to all common stock and any other
                                       capital stock of Nextel that states that it will be junior to the zero coupon convertible preferred stock;

                                     - equally with each class of Nextel's
                                       outstanding preferred stock, except for
                                       specified dividend accruals on Nextel's
                                       class A convertible redeemable preferred stock and a $25.0 million cash payment on Nextel's class B convertible preferred stock, and any capital stock of Nextel that states that it will rank equally with the zero coupon convertible preferred stock; and

                                     - junior to the payments regarding the
                                       class A convertible redeemable preferred stock and class B convertible preferred stock described above and any capital stock of Nextel that states that it will rank senior to the zero coupon convertible preferred stock.

VOTING RIGHTS...................    The holders of the zero coupon convertible
                                    preferred stock will have no voting rights except as required by law and as specified in the certificate of designations relating to the zero coupon convertible preferred stock. The holders of zero coupon convertible preferred stock will be entitled to elect an aggregate of two additional members to Nextel's board of directors if:

                                     - Nextel fails to comply with its
                                       obligations to holders of the zero coupon convertible preferred stock in the event of specified changes of control of Nextel as described under "V.K. Description of Zero Coupon Convertible Preferred
                                       Stock -- Change of Control" or
                                       "V.L. -- Conversion or Tender at the
                                       Option of the Holder," or

                                     - a default in the payment of the
                                       liquidation preference of the zero coupon convertible preferred stock on December 23, 2013.

LIQUIDATION RIGHTS..............    Upon any liquidation, dissolution or winding
                                    up of the affairs of Nextel, the holders of the zero coupon convertible preferred stock will have a liquidation preference, described later in this prospectus, equal to the liquidation preference on the date of that event before any distribution is made on any junior securities. See "V.M.
                                    Description of Zero Coupon Convertible
                                    Preferred Stock -- Liquidation Rights."

CONVERSION RIGHTS...............    Unless previously redeemed or otherwise
                                    acquired by Nextel, the zero coupon
                                    convertible preferred stock is convertible, at the option of the holder, at any time prior to maturity into common stock at an initial conversion rate of 9.7441 shares per share of zero coupon convertible preferred stock. The conversion rate is subject to adjustment in specified events. Because the number of shares of common stock issuable upon conversion of each share of zero coupon convertible preferred stock will not increase even though the liquidation preference increases over time, the implied effective conversion price will increase over time. See "V.F. Description of Zero Coupon Convertible Preferred
                                    Stock -- Conversion."

REDEMPTION......................    Nextel cannot redeem the zero coupon
                                    convertible preferred stock prior to
                                    December 23, 2005. Beginning on December 23,
                                    2005, the zero coupon convertible preferred stock is redeemable, subject to some restrictions, at any time at the option of Nextel, in whole or in part, at a redemption price equal to the liquidation preference on the redemption date. Nextel may elect, subject to specified conditions, to pay any redemption price in cash and/or common stock. See "V.G. Description of Zero Coupon
                                    Convertible Preferred Stock -- Optional
                                    Redemption by Nextel."

CHANGE OF CONTROL...............    Upon the occurrence of specified events
                                    constituting a change of control, as defined later in this prospectus, the zero coupon convertible preferred stock may be repurchased or converted at specified times.
                                    See "V.K. Description of Zero Coupon
                                    Convertible Preferred Stock -- Change of
                                    Control."

CONVERSION OR TENDER AT THE
OPTION OF THE HOLDER............    Nextel will purchase zero coupon convertible
preferred stock at the option of the holder on December 23, 2005 and December
                                    23, 2008 at tender prices equal to the
                                    liquidation preference on the acquisition date. Nextel may elect, subject to specified conditions, to pay any tender price in cash and/or common stock. See "V.L. Description of Zero Coupon Convertible Preferred Stock
                                     -- Conversion or Tender at the Option of
                                    the Holder."

MANDATORY CONVERSION............    Zero coupon convertible preferred stock held
                                    by or on account of a holder who does not qualify as a U.S. Holder, as defined later in this prospectus, on or after the later of January 1, 2001 and the date 90 days after Nextel gives notice that it may have earnings and profits for United States federal income tax purposes will be convertible at the option of Nextel into common stock at the conversion rate then in effect. Certificates representing zero coupon convertible preferred stock will bear legends regarding this mandatory conversion.
                                    In addition, this mandatory conversion will preempt any conversion or tender rights that the holder would otherwise have in respect of its zero coupon convertible preferred stock. See "V.H. Description of Zero Coupon
                                    Convertible Preferred Stock -- Mandatory
                                    Conversion."

  D. SUMMARY FINANCIAL INFORMATION

     The financial information below for the nine months ended December 31, 1994, which reflects the change in Nextel's fiscal year end from March 31 to December 31, and the years ended December 31, 1995, 1996, 1997 and 1998 have been derived from the audited consolidated financial statements of Nextel. The financial information for the three months ended March 31, 1998 and 1999 is derived from the unaudited financial statements of Nextel and reflects only normal recurring adjustments necessary for the fair presentation of this information. You should not expect the results of operations of interim periods to be an indication of results for a full year. This information is only a summary and should be read in conjunction with Nextel's historical financial statements contained in reports filed with the Commission. See "XII. Where You Can Get More Information."

     As you read this summary financial information, you should note that during 1995 Nextel undertook a corporate reorganization that resulted in a one-time charge to operations. In addition, Nextel's results were affected by business combinations, acquisitions and investments made with both domestic and international companies. In July 1995, Nextel completed the acquisition of substantially all of Motorola's 800 MHz specialized mobile radio licenses in the continental United States and mergers with OneComm Corporation and American Mobile Systems, Incorporated. Additional information regarding acquisitions completed in 1996, 1997 and 1998 can be found in note 2 to the consolidated financial statements in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998.

     Other income (expense), net includes:

     - $15.0 million write-down of the investment in Corporacion Mobilcom S.A. de C.V., a subsidiary of Nextel, as a result of the devaluation of the Mexican peso in 1995;

     - equity in the losses of some foreign investments accounted for under the equity method in 1996. Additional information can be found in note 2 to the financial statements in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998;

     - losses on interest rate protection activities of $46.9 million in 1998;
       and

     - foreign currency transaction losses primarily resulting from the devaluation of the Brazilian real in 1999.

     As a result of the change in useful lives of some intangible assets and recent operating results, Nextel increased its valuation allowance for deferred tax assets resulting in a tax provision of about $258.7 million in 1997. Additional information can be found in note 10 to the consolidated financial statements in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998.

     For the purpose of computing the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of loss before income taxes less income (loss) from equity method investments and loss (income) attributable to minority interests. Fixed charges consist of:

     - interest on all indebtedness and amortization of deferred financing costs and amortization of original issue discount;

     - that portion of rental expense which Nextel believes to be representative of interest; and

     - preferred stock dividends.

     The deficiency of earnings to cover fixed charges and preferred stock dividends for the nine months ended December 31, 1994 was $218.5 million, for the year ended December 31, 1995 was $562.8 million, for the year ended December 31, 1996 was $884.9 million, for the year ended December 31, 1997 was $1,377.6 million, for the year ended December 31, 1998 was $1,905.0 million, for the three months ended March 31, 1998 was $458.8 million and for the three months ended March 31, 1999 was $509.3 million.

     About $109.0 million of cash and cash equivalents held by Nextel International and its subsidiaries as of March 31, 1999 included below are not available to fund any of the cash needs of Nextel's domestic digital mobile and analog specialized mobile radio businesses.

     You should review notes 12 and 13 to the consolidated financial statements in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998 for a detailed discussion of Nextel's capital stock.

                         NINE MONTHS                                                               THREE MONTHS ENDED
                            ENDED                      YEAR ENDED DECEMBER 31,                          MARCH 31,
                         DECEMBER 31,   -----------------------------------------------------   -------------------------
                             1994          1995          1996          1997          1998          1998          1999
                         ------------   -----------   -----------   -----------   -----------   -----------   -----------
                                                                  (IN THOUSANDS)
RESULT OF OPERATIONS:
Operating revenues.....  $    74,857    $   171,703   $   332,938   $   738,897   $ 1,846,758   $   327,134   $   663,805
Cost of revenues.......       51,406        151,718       247,717       288,752       516,393       102,428       162,320
Selling, general and
  administrative.......       85,077        193,321       330,256       861,588     1,550,323       329,739       465,665
Expenses related to
  corporate
  reorganization.......           --         17,372            --            --            --            --            --
Depreciation and
  amortization.........       94,147        236,178       400,831       526,377       832,299       184,495       228,440
                         -----------    -----------   -----------   -----------   -----------   -----------   -----------
Operating loss.........     (155,773)      (426,886)     (645,866)     (937,820)   (1,052,257)     (289,528)     (192,620)
Interest (expense),
  net..................      (41,454)       (89,509)     (206,480)     (378,032)     (622,056)     (131,027)     (194,632)
Other, net.............           33        (15,372)      (10,866)        6,511       (36,462)           53       (62,027)
Income tax benefit
  (provision)..........       71,345        200,602       307,192      (258,726)      191,912        33,640         9,839
                         -----------    -----------   -----------   -----------   -----------   -----------   -----------
Loss before
  extraordinary item...     (125,849)      (331,165)     (556,020)   (1,568,067)   (1,518,863)     (386,862)     (439,440)
Extraordinary item --
  loss on early
  retirement of debt...           --             --            --       (45,787)     (133,225)           --            --
Mandatorily redeemable
  preferred stock
  dividends............           --             --            --       (29,119)     (149,161)      (28,088)      (46,034)
                         -----------    -----------   -----------   -----------   -----------   -----------   -----------
Loss attributable to
  common
  stockholders.........  $  (125,849)   $  (331,165)  $  (556,020)  $(1,642,973)  $(1,801,249)  $  (414,950)  $  (485,474)
                         ===========    ===========   ===========   ===========   ===========   ===========   ===========
Loss per share
  attributable to
  common stockholders,
  basic and diluted:
Loss before
  extraordinary item
  attributable to
  common
  stockholders.........  $     (1.25)   $     (2.31)  $     (2.50)  $     (6.41)  $     (5.98)  $     (1.53)  $     (1.66)
Extraordinary item.....           --             --            --         (0.18)       ( 0.48)           --            --
                         -----------    -----------   -----------   -----------   -----------   -----------   -----------
                         $     (1.25)   $     (2.31)  $     (2.50)  $     (6.59)  $     (6.46)  $     (1.53)  $     (1.66)
                         ===========    ===========   ===========   ===========   ===========   ===========   ===========
Weighted average number
  of common shares
  outstanding..........  100,639,000    143,283,000   222,779,000   249,320,000   278,643,000   270,385,000   291,625,000
                         ===========    ===========   ===========   ===========   ===========   ===========   ===========
OTHER FINANCIAL DATA:
Ratio of earnings to
  fixed charges and
  preferred stock
  dividends............           --             --            --            --            --            --            --

                                                                MARCH 31,
                                                                   1999
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $   245,758
Current assets..............................................       888,576
Intangible assets, net......................................     4,671,545
Total assets................................................    11,421,586
Long-term debt (excluding current portion of $6.7
  million)..................................................     8,005,738
Mandatorily redeemable preferred stock......................     1,624,287
Stockholders' deficit.......................................      (343,574)

II. RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus or incorporated by reference into this prospectus before deciding to invest in the securities offered by this prospectus.

  A. RISK FACTORS RELATING TO NEXTEL

    1. NEXTEL HAS A HISTORY OF NET LOSSES AND NEGATIVE CASH FLOW AND MAY NOT BE ABLE TO SATISFY ITS CASH NEEDS FROM OPERATIONS.

     Nextel has focused on developing its business, rather than emphasizing current earnings. Nextel has never been profitable and has experienced negative cash flow since its start in 1987. Nextel had net losses attributable to common stockholders of about $1.8 billion during 1998 and about $485 million for the three months ended March 31, 1999. Nextel's accumulated deficit was about $4.8 billion at March 31, 1999. Nextel expects that losses will continue over the next several years. Nextel's ability to obtain financing and to generate revenue to support its operations and to meet its working capital needs is subject to many risks and uncertainties. In addition, Nextel cannot know when, if ever, net cash generated by its internal business operations will support its growth and continued operations.

    2. NEXTEL WILL NEED SUBSTANTIAL AMOUNTS OF ADDITIONAL FINANCING.

       a. REASONS NEXTEL WILL NEED CASH.

     Nextel anticipates that it will need substantial amounts of cash for:

     - capital expenditures to build and enhance its Digital Mobile Network;

     - operating expenses relating to its Digital Mobile Network and analog specialized mobile radio business;

     - potential acquisitions, including acquisition of rights to radio spectrum, which Nextel requires to conduct its wireless communications business;

     - debt service requirements; and

     - other general corporate purposes.

     Nextel expects its cash needs will exceed its cash flows from operating activities through 1999. In addition, Nextel may need to revise its business plan to respond to competitive and other factors, so its need for cash may increase.

       b. NEXTEL'S CURRENT CREDIT FACILITIES ARE LIMITED AND CONTAIN RESTRICTIONS ON ADDITIONAL FINANCINGS.

     Nextel's long-term cash needs are much greater than its availability under its existing financing agreements. Nextel may not be able to generate sufficient net cash through its internal business operations, or otherwise obtain access to sufficient additional funds to meet its future cash needs. As a result, Nextel will have to raise substantial amounts of additional funds, in the form of equity or debt, in the future to support its growth and operations. Under its bank credit agreement as in effect on March 31, 1999, Nextel may borrow up to $3.295 billion in secured financing from its bank lenders provided that Nextel satisfies financial and other conditions. Assets of some of Nextel's operating subsidiaries secure amounts outstanding under these financing arrangements. As of March 31, 1999, about $2.2 billion of this secured financing had been drawn. The availability of this financing is also subject to Nextel satisfying covenants under indentures relating to Nextel's public notes. Nextel's access to additional funds may be limited by the terms of its existing financing agreements, including:

     - covenants that restrict the amount of additional borrowings, including additional borrowings under existing financing arrangements;

     - covenants that restrict Nextel's grant of liens on assets that affect Nextel's ability to obtain new secured financing; and

     - existing debt service requirements.

       c. FUNDING REQUIREMENTS FOR INTERNATIONAL OPERATIONS AND GROWTH MAY CAUSE EVEN GREATER CASH NEEDS.

     Based on Nextel International's assessment of the business activity and related cash needs of its operating subsidiaries that are controlled by or that rely substantially on Nextel International for further funding, Nextel International believes that it will have adequate funding to continue its operations only through the end of 1999. On May 13, 1999 Nextel contributed $100 million to Nextel International in exchange for Nextel International preferred stock. Nextel International is exploring a number of alternative sources of debt and equity financing and has entered into arrangements with Motorola to obtain additional vendor financing, to fund its operations, capital expenditures, working capital and other cash needs. If sufficient financing does not become available at times or in amounts required to meet Nextel International's needs that are not met by its existing funding sources, Nextel may fund some or all of Nextel International's cash needs. This would increase Nextel's own cash needs. If Nextel does provide funding to Nextel International and Nextel's remaining financing sources are not sufficient to meet its own needs, Nextel may seek to raise additional capital from public or private debt or equity sources.

       d. OTHER FACTORS MAY ADVERSELY AFFECT NEXTEL'S ACCESS TO ADDITIONAL FINANCING.

     Nextel's access to additional funds also may be limited by:

     - general market conditions that adversely affect the availability or cost of financings;

     - market conditions affecting the telecommunications industry in general;
       and

     - specific factors affecting Nextel's attractiveness as a borrower or investment vehicle, including:

      1. the terms of Nextel's arrangements with Motorola that relate to Motorola's ownership interest in Nextel, and the terms of options and warrants issued to others, that may make equity financings more difficult;

      2. the ability to retune specific incumbent licensees to remove them from spectrum as to which Nextel was the highest bidder at an auction;

      3. the potential commercial opportunities and risks associated with implementation of Nextel's business plan;

      4. the market's perception of Nextel's performance; and

      5. the actual amount of cash needed by Nextel to pursue its business strategy.

       e. NEXTEL DOES NOT HAVE SUFFICIENT ADDITIONAL FINANCING COMMITMENTS TO MEET ITS LONG-TERM NEEDS.

     Currently, other than under its existing bank facility, Nextel has no legally binding commitments or understandings with any third parties to obtain any material amount of additional equity or debt financing. Nextel cannot assure you that it will be able to obtain any additional financing in the amounts or at the times that it may require the financing, or if Nextel does obtain any financing, that it would be on acceptable terms. As a result, Nextel cannot assure you that it will have adequate capital to implement the contemplated expansion and enhancement of its Digital Mobile Network. Nextel's failure to obtain sufficient additional financing could result in the delay or abandonment of some or all of its development, expansion and acquisition plans and expenditures, which could have an adverse effect on Nextel.

    3. NEXTEL'S FUTURE PERFORMANCE WILL DEPEND ON ITS ABILITY TO SUCCEED IN THE HIGHLY COMPETITIVE WIRELESS COMMUNICATIONS TRANSMISSION INDUSTRY.

     Nextel's ability to compete effectively with established and prospective wireless communications service providers depends on many factors, including:

-THE CONTINUED SATISFACTORY PERFORMANCE OF NEXTEL'S WIRELESS COMMUNICATIONS
 TECHNOLOGY. Technology performance issues could adversely affect the implementation of Nextel's Digital Mobile Network. Customer acceptance of the services Nextel offers is and will continue to be affected by technology-based differences and by the operational performance and reliability of system transmissions on Nextel's Digital Mobile Network. In the past, using the first generation iDEN digital transmission technology, Nextel encountered performance, reliability, accessibility and transmission quality issues on its Digital Mobile Network. If Nextel is unable to address and resolve satisfactorily performance or other transmission quality issues as they arise, the further successful commercialization of the Digital Mobile Network could be delayed and Nextel could be adversely affected. If Nextel, for any reason, is unable to continue to implement its Digital Mobile Network as it currently expects, Nextel may not be competitive with other wireless communications providers. In addition, Nextel would be unable, utilizing its analog specialized mobile radio technology and systems, to provide mobile telephone services comparable to those provided by other cellular and wireless communications services providers or to achieve significant further subscriber growth.

-THE ABILITY TO EXPAND, PROVIDE AND MAINTAIN SYSTEM COVERAGE. Nextel's geographic system coverage could adversely affect Nextel's competitive position. Nextel currently offers its mobile telephone customers the ability to "roam" throughout Nextel's existing Digital Mobile Network market areas and its roaming agreement with Nextel Partners permits Nextel's customers the ability to "roam" in additional United States market areas deployed and operated by Nextel Partners. Although Nextel has entered into arrangements with Nextel Partners, which are intended to result in a faster build-out and commencement of Digital Mobile Network operations in secondary and smaller markets in the United States, Nextel cannot assure you that Nextel Partners' efforts will succeed. Nextel will not be able to provide roaming system coverage comparable to that currently available through roaming arrangements from cellular and some personal communication services operators, unless and until a nationwide Digital Mobile Network build-out is substantially completed. This places Nextel at a competitive disadvantage, as some other providers currently have roaming agreements that provide coverage of each other's markets throughout the

 United States. Nextel also cannot assure you that a sufficient number of customers or potential customers will be willing to accept system coverage limitations as a trade-off for the enhanced multi-function wireless communications package Nextel provides on its nationwide Digital Mobile Network.

-THE ABILITY TO PROVIDE DUAL MODE SERVICE. Nextel currently is not able to provide its digital customers with analog capability. During the transition to digital technology, some participants in the United States cellular industry are offering subscriber units with dual mode, analog and digital, compatibility. Additionally, some analog cellular system operators that directly or through their affiliates also operate digital personal communication services have made available to their customers dual mode/dual band (800 MHz cellular/1900 MHz personal communication services) subscriber units. These units combine the enhanced feature set available on digital personal communication services within their digital service coverage areas with the broader wireless coverage area available on the analog cellular network. Nextel does not have comparable hybrid subscriber units of either type currently available to its customers.

-THE ABILITY TO FURTHER DEVELOP COST EFFECTIVE DIRECT AND INDIRECT CHANNELS OF
 DISTRIBUTION FOR ITS DIGITAL MOBILE NETWORK PRODUCTS AND SERVICES. Many of Nextel's competitors have offered cellular and other telecommunications services for many years. During that period, those competitors established extensive networks of retail locations and multiple distribution channels, and so enjoy a competitive advantage over Nextel in these areas. Nextel has increased the proportion of its Digital Mobile Network customers that it obtains through its indirect distributor network, and Nextel currently anticipates that it will rely more heavily on indirect distribution channels to achieve greater market penetration for its digital wireless service offerings. However, as Nextel expands its retail subscriber base through increased reliance on indirect distribution channels, and as price competition in the wireless industry intensifies, the average revenue per subscriber unit may decrease and the churn rate of subscribers may increase.

-THE ABILITY TO MAINTAIN PRICING PACKAGES ATTRACTIVE TO CUSTOMERS. Nextel faces price competition.

       a. SOME OF NEXTEL'S COMPETITORS ARE FINANCIALLY STRONGER THAN NEXTEL.

     Some competitors may be able to offer prospective customers lower base prices, or greater equipment subsidies or discounts than those, if any, that Nextel could afford to offer. Nextel's competitors may also be able to offer services to customers at prices that are below prices that Nextel offers for comparable services. As a result, Nextel's ability to compete based on the price of its Digital Mobile Network subscriber units and service offerings will be limited.

       b. NEXTEL'S EQUIPMENT IS MORE EXPENSIVE THAN SOME COMPETITORS'.

     Nextel currently markets multi-function subscriber handsets, providing mobile telephone and private and group dispatch service, in addition to paging and alphanumeric short-text messaging. Nextel's handsets are, and are likely to remain, significantly more expensive than analog handsets and are, and are likely to remain, somewhat more expensive than digital cellular or personal communication services handsets that do not incorporate a comparable multi-function capability. However, Nextel believes that its multi-function subscriber handsets currently are competitively priced compared to multi-function digital cellular and personal communication services handsets.

       c. NEXTEL MAY FACE CONTINUING PRESSURE TO REDUCE PRICES.

     Over the past several years as the number of wireless communications providers in Nextel's market areas has increased, its competitors' prices in these markets have generally decreased. Nextel may encounter further market pressures:

     - to reduce its Digital Mobile Network service offering prices;

     - to restructure its Digital Mobile Network service offering packages to offer more value;

     - to respond to particular short term, market specific situations, for example, special introductory pricing or packages that may be offered by new providers launching their service in a particular market; or

     - to remain competitive in the event that wireless service providers generally continue to reduce the prices charged to their customers.

-THE ABILITY TO KEEP PACE WITH TECHNOLOGICAL CHANGE. Nextel's digital technology could become obsolete. Nextel relies on digital technology that is not compatible with, and competes with, other forms of digital and non-digital voice communication technology. Competition among these differing technologies can:

        - segment the user markets, which could reduce demand for specific technologies, including Nextel's;

        - reduce the resources devoted by third party suppliers, including Motorola, which supplies all of Nextel's current digital technology, in developing or improving the technology for Nextel's systems; and

        - adversely affect market acceptance of Nextel's services.

     Nextel cannot assure you that its digital technology will successfully compete with the other forms of digital and non-digital voice communication systems. Further, new digital or non-digital voice communication transmission technology may develop that will cause Nextel's existing systems technology to be obsolete or otherwise impair market acceptance of its technology.

-THE ABILITY TO MARKET SUCCESSFULLY ITS INTEGRATED WIRELESS COMMUNICATIONS
 SERVICES. Nextel's growth may exceed the capabilities of its systems, hurting its performance.

       a. NEXTEL FACES LIMITATIONS ON ITS ABILITY TO INCREASE SUBSCRIBERS.

     Nextel's ability to continue to increase the number of subscribers on its Digital Mobile Network depends on a variety of factors, including:

     - the ability to successfully plan for additional system capacity at levels needed to meet anticipated new subscribers and the related increases in system usage;

     - the ability to obtain additional radio spectrum when and where required; and

     - the availability of a sufficient quantity of cell sites, system infrastructure equipment and subscriber units, of the appropriate models and types, to meet the demands and preferences of potential subscribers to the Digital Mobile Network.

       b. NEXTEL MAY FACE LIMITATIONS ON AVAILABILITY OF CELL SITES AND
          EQUIPMENT.

     Although Nextel believes it has secured sufficient cell sites at appropriate locations in its markets to meet planned system coverage and capacity targets, Nextel cannot assure you that it will meet those needs in the future. In addition, Nextel generally has been able to obtain adequate quantities of base radios and other system infrastructure equipment from Motorola and other suppliers, and adequate volumes and mix of subscriber units and related accessories from Motorola, to meet subscriber and system loading rates. However, Nextel cannot assure you that quantities will be sufficient in the future. Additionally, Nextel has contractual arrangements with Nextel International and Nextel Partners that contemplate that, in the event of shortages of that equipment, available supplies would be allocated proportionately among Nextel and those entities.

       c. NEXTEL HAS POTENTIAL SYSTEMS LIMITATIONS ON ADDING CUSTOMERS.

     Other factors affecting Nextel's ability to successfully add customers to its Digital Mobile Network include:

     - the adequacy and efficiency of Nextel's information systems, business processes and related support functions;

     - the length of time between customer order to activation of service on the Digital Mobile Network, which currently is much longer than that typically encountered for "off the shelf" cellular and personal communication services wireless offerings; and

     - Nextel's ability to improve the efficiency and speed of the processes for Nextel's customer service and accounts receivable collection functions to adequately respond to the needs of a growing customer base on the Digital Mobile Network and the increasing amounts of billed digital service and equipment revenue.

     Customer reliance on Nextel's customer service functions may increase as Nextel adds Digital Mobile Network customers through indirect distribution channels and through direct sales channels not involving direct face-to-face contact with a sales representative, for example, phone order sales or sales through web sites.

     Although Nextel has taken steps to refine, improve and scale-up its back-office and support systems and processes, Nextel cannot assure you that these systems and processes will achieve levels of capacity, or improvements in speed and efficiency, sufficient to meet customer and network growth and demands, or that Nextel will be able to do so on a timely basis. Nextel's inability to:

     - timely meet Digital Mobile Network capacity needs;

     - have access to suitable cell sites and infrastructure and subscriber equipment in any one or more of its market areas; or

     - develop, when required, improvements or expansions to its systems and processes adequate to meet desired levels of customer activation and increased levels of usage and demand for wireless services on the Digital Mobile Network;

could decrease or postpone subscriber growth, or delay or otherwise impede billing and collection of amounts owed, which would adversely affect Nextel.

-THE ABILITY OF COMPETITORS TO PROVIDE TWO-WAY RADIO DISPATCH SERVICES. Nextel's two-way radio dispatch services are currently not available through traditional cellular or personal communication services providers; however, if either personal communication services or cellular operators provide two-way radio dispatch services in the future, Nextel's competitive advantage may be impaired.

     Nextel cannot predict the competitive effect that any of these factors, or any combination of these factors, will have on it or whether it will compete successfully in the future.

    4. REGULATORY AND OTHER FACTORS COULD DELAY OR PREVENT NEXTEL FROM OFFERING SERVICES IN NEW MARKET AREAS.

     Before fully implementing its Digital Mobile Network in a new market area, Nextel must complete systems design work, find appropriate sites and construct necessary transmission structures, receive regulatory approvals, free up frequency channels now devoted to non-digital transmissions and begin systems optimization. In the past, these processes have taken weeks or months to complete, and may be hindered or delayed by many factors, including unavailability of antenna sites at optimal locations, land use and zoning controversies and limitations of available frequencies. Nextel cannot know when, if ever, its digital technology will be available for commercial use in new markets. Nextel will rely on Nextel Partners to implement the Digital Mobile Network in new markets located in Nextel Partners' territory. Nextel Partners likely will encounter many of the same challenges as Nextel in implementing the Digital Mobile Network in its new markets.

    5. NEXTEL PRINCIPALLY RELIES ON ONE SUPPLIER TO IMPLEMENT ITS DIGITAL MOBILE NETWORK.

     Motorola is currently Nextel's sole source for the iDEN infrastructure and subscriber handset equipment used by Nextel throughout its markets. Nextel expects to rely on Motorola for the manufacture of a substantial portion of the equipment necessary to construct its Digital Mobile Network and handset equipment for the next several years. The failure by Motorola to deliver necessary technology improvements and enhancements and iDEN system infrastructure and subscriber equipment on a timely, cost-effective basis would have an adverse effect on Nextel. Nextel expects that for the next few years, Motorola and competing manufacturers who are licensed by Motorola will be the only manufacturers of subscriber equipment that is compatible with Nextel's Digital Mobile Network. The equipment purchase agreements between Nextel and Motorola provide for the licensing by Motorola of interfaces relating to infrastructure and subscriber equipment and of additional manufacturers for subscriber equipment. Motorola has agreed to negotiate to enter into licenses with at least one alternative manufacturer of iDEN infrastructure equipment. Currently, however, there are no arrangements in effect with any additional manufacturers to supply Nextel with alternative sources for either iDEN system infrastructure or subscriber equipment.

    6. AGREEMENTS WITH MOTOROLA REDUCE NEXTEL'S OPERATIONAL FLEXIBILITY.

     Nextel must purchase from Motorola a significant amount of system infrastructure equipment. Under the terms of the equipment purchase agreement with Motorola, if Nextel determines that iDEN technology is no longer suited to its needs, it must provide Motorola with notice specifying the reasons for that determination at least six months' before publicly announcing or entering into a contract to purchase an alternate technology. If, prior to August 4, 1999, Nextel deploys an alternate technology on more than 25% of its specialized mobile radio channels in the 806-824 MHz band in one or more of its top 20 domestic markets, or if Nextel utilizes designated United States cellular and/or personal communication services radio telephony standards for commercial voice interconnect services on any of such specialized mobile radio channels, Nextel must offer to acquire the remainder of Motorola's shares of Nextel common stock at a per share price of at least 110% of the average of the closing prices of the common stock over the 30 trading days before the public announcement by Nextel of the decision to implement the plan.

     If Motorola manufactures, or elects to manufacture, the alternate technology that Nextel elects to deploy, Nextel must give Motorola the opportunity to supply 50% of its infrastructure requirements for the alternate technology for three years. In addition, if after a switch to an alternate technology Nextel does not maintain operational iDEN infrastructure equipment at the majority of its cell sites that are deployed at the date the switch to an alternate technology is first publicly announced, Motorola may require that all financing provided by Motorola to Nextel and its subsidiaries be repaid.

     Should Nextel choose to deploy a technology other than iDEN for any of its wireless communications services, Nextel believes that its systems planning and contractual relationships with Motorola would permit it to utilize a different technology. Due to the considerable present uncertainty surrounding the factors that might affect that decision, including the additional capital requirements associated with the deployment of an alternative technology, the performance characteristics and customer perceptions of iDEN, or of competing digital technologies, and possible future improvements in the iDEN technology platform, it is impossible to predict if or when Nextel would make that decision.

    7. NEXTEL'S INTERESTS MAY CONFLICT WITH THOSE OF MOTOROLA.

     Motorola and its affiliates engage in wireless communications businesses, and may in the future engage in additional businesses, which do or may compete with some or all of the services Nextel offers through its Digital Mobile Network. Although Nextel believes that its relationship with Motorola reflects the realities of purchasing from a competitor, Nextel cannot assure you that the potential conflict of interest will not adversely affect Nextel in the future. In addition, Motorola is a significant stockholder of Nextel, which creates potential conflicts of interest, particularly with regard to significant transactions.

    8. NEXTEL'S FUTURE DEPENDS ON GOVERNMENTAL REGULATION.

     The Federal Communications Commission regulates the licensing, operation, acquisition and sale of Nextel's specialized mobile radio businesses. Federal law governs the allocation and licensing of the radio frequency spectrum that Nextel uses to conduct those businesses. The Federal Communications Commission's regulations have significantly changed during the last few years and continue to evolve as new regulations are adopted under the Omnibus Budget Reconciliation Act of 1993 and the Telecommunications Act of 1996. Nextel's ability to conduct its business depends, in part, on its compliance with these regulations. Future changes in regulation or legislation affecting Digital Mobile Network service and Congress' and the Federal Communications Commission's continued allocation of additional commercial mobile radio services spectrum could adversely affect Nextel's business. Similar government regulatory factors affect Nextel International's operations outside the United States.

     In particular, Nextel may be impacted by the following recent regulatory developments involving the Federal Communications Commission:

     - a proposal to alter the allocation of Nextel's revenues between federal and state jurisdictions for purposes of calculating universal service fund contributions;

     - a proposal to regulate billing disclosures and billing practices in a manner that could be disadvantageous to Nextel;

     - a proposal to implement statutory requirements relating to the accessibility by persons with disabilities to telecommunications services, which may include proposals requiring modifications to equipment used by those customers;

     - extension of the date for compliance with federal statutory provisions requiring telecommunications service providers to make their networks accessible to law enforcement authorities and proposals that require those providers to have additional capabilities to facilitate this access;

     - the temporary stay of some provisions of rules that protect against the disclosure of customer proprietary network information and restrict the manner in which that information may be used;

     - a proposal to apply rate integration requirements to commercial mobile radio services providers, which could require Nextel to essentially average its rates throughout various geographic areas rather than simply charging a rate based on local competitive factors;

     - the reauction of some spectrum licenses that could be used to provide competing services which began on March 23, 1999; and

     - the extension of the date for implementation of local number portability to November 24, 2002.

     Additional information regarding government regulation can be found in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998.

    9. NEXTEL PRIMARILY HAS INTANGIBLE ASSETS.

     Nextel has a significant amount of intangible assets, such as licenses granted by the Federal Communications Commission. The value of these licenses will depend significantly upon the success of Nextel's Digital Mobile Network business and the growth of the specialized mobile radio and wireless communications industries in general. If Nextel defaults on debt or if Nextel were liquidated, Nextel cannot assure you that the value of these assets will be sufficient to satisfy its obligations. Nextel had a net tangible book value deficit of about $5.3 billion as of March 31, 1999.

    10. NEXTEL IS SUSCEPTIBLE TO CONTROL BY SIGNIFICANT STOCKHOLDERS.

     Based on the ownership information relating to Nextel as of April 30, 1999, and giving effect to the conversion of Nextel's preferred stock and non-voting common stock, and the exercise in full of all options to purchase common stock issued by Nextel and Motorola to entities controlled by Mr. McCaw and warrants held by Motorola, which were exercised on that date, Mr. McCaw's affiliates would hold about 20.2% and Motorola would hold about 15.2% of the outstanding Nextel stock.

     Digital Radio L.L.C. may designate at least one fourth of the board of directors of Nextel. In addition, Digital Radio may select, from its representatives on the board of directors, a majority of the operations committee of Nextel's board of directors, which has significant authority relating to Nextel's business strategy, budgets, financing arrangements and in the nomination and oversight of specified executive officers. As a result, Digital Radio may exert significant influence over Nextel's affairs. Although the board of directors retains the authority to override actions taken or proposed to be taken by the operations committee, under agreements with Digital Radio, these overrides may lead to specific adverse financial consequences. Motorola may nominate two directors to the board of directors of Nextel. Although Motorola has agreed to support the decisions and recommendations of the operations committee and to vote its shares of common stock accordingly, any Motorola-designated Nextel director retains the right to vote in a manner consistent with his fiduciary duties and Motorola may vote its shares as it determines necessary with respect to issues that conflict with Motorola's corporate ethics or that present conflicts of interest, or in order to protect the value or marketability of the shares of common stock held by it.

     If Digital Radio and Motorola choose to act together, they could have a sufficient voting interest in Nextel to, among other things:

     - exert effective control over the approval of amendments to Nextel's certificate of incorporation, mergers, sales of assets or other major corporate transactions as well as other matters submitted for stockholder vote;

     - defeat a takeover attempt; and

     - otherwise control whether particular matters are submitted for a vote of the stockholders of Nextel.

     Digital Radio, Mr. McCaw and their affiliates have and, subject to the terms of applicable agreements between Digital Radio and Nextel, may have an investment or interest in entities that provide wireless telecommunications services that could potentially compete with Nextel. Under the relevant agreements, Mr. McCaw, Digital Radio and their controlled affiliates may not, for a period of time, participate in other two-way terrestrial-based mobile wireless communications systems in the region that includes any part of North America or South America unless these opportunities have first been presented to and waived or rejected by Nextel.

    11. NEXTEL'S COMMITMENTS TO ISSUE ADDITIONAL COMMON STOCK MAY ADVERSELY AFFECT THE MARKET PRICE OF ITS COMMON STOCK OR MAY IMPAIR NEXTEL'S ABILITY TO RAISE CAPITAL.

     Nextel currently has outstanding commitments in various forms, including warrants, options and convertible securities, to issue a substantial number of new shares of its common stock. The shares subject to these issuance commitments, to some degree, will be issued in registered transactions and thus will be freely tradeable. In many other instances, these shares will be subject to grants of registration rights that, if and when exercised, would result in those shares becoming freely tradeable. Nextel has also granted registration rights with respect to a significant number of its outstanding shares, including shares of common stock issuable upon conversion of securities issued in some transactions. The exercise of registration rights by persons holding those shares would permit those persons to sell those shares without regard to the limitations of Rule 144 under the Securities Act of 1933. An increase in the number of shares of Nextel's common stock that will become available for sale in the public market may adversely affect the market price of the common stock and, as a result, could impair Nextel's ability to raise additional capital through the sale of its equity securities.

    12. CONCERNS ABOUT HEALTH RISK MAY AFFECT NEXTEL'S PROSPECTS.

     Mobile communications devices have been alleged to pose health risks due to radio frequency emissions from these devices. Studies performed by wireless telephone equipment manufacturers have investigated these allegations, and a major industry trade association and governmental agencies have stated publicly that the use of these phones poses no undue health risk. The actual or perceived risk of mobile communications devices could adversely affect Nextel through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or through reduced financing available to the mobile communications industry.

    13. NEXTEL DEPENDS ON ITS MANAGEMENT TEAM TO EFFECT ITS RAPID GROWTH
        STRATEGY.

     Nextel's senior management team develops and implements its business plans and strategies. Nextel's rapid growth depends on the focused activities of its senior management team. The unexpected loss of the services of any of these individuals could adversely affect Nextel's ability to maintain its growth momentum.

    14. NEXTEL'S OPERATIONS MAY BE DISRUPTED DUE TO YEAR 2000 READINESS ISSUES.

     Nextel may be subject to risks associated with Year 2000 readiness. Nextel has substantially completed the assessment phase with respect to the Year 2000 readiness status of its own internal systems and processes and recently commenced the remediation and testing phase for some aspects of its business. Nextel has not yet developed contingency plans for resolving issues that may be identified and for which remediation is not possible on a timely or cost-effective basis. Nextel does not currently anticipate that the cost of the assessment, remediation and testing of its domestic and international financial and operating systems during 1999 will exceed $45 million or will require that it defer or abandon any material projects, goals or objectives relating to its operations.

     Nextel is subject to risks associated with the Year 2000 readiness problems of third parties, especially providers of products and services that are critical to its ability to conduct its business operations, including other telephone service providers with which its service connects. Nextel also is aware that, with respect to its operations outside the United States, governmental authorities and third parties with whom it may have material business relationships may not be at the same level of awareness, assessment or remediation of their potential Year 2000 readiness issues as are their United States counterparts. If any of these third parties, or Nextel, is unable to resolve material Year 2000 readiness issues on a timely or cost-effective basis, there would be an adverse effect on Nextel.

    15. NEXTEL IS SUBJECT TO RISKS RELATING TO ITS JOINT INVESTMENTS.

     Nextel recently has entered into a contractual joint venture and other relationships in connection with the formation and financing of Nextel Partners, and may enter into other joint ventures or similar arrangements in the future. Outside the United States, several of Nextel's international operations are conducted through entities having one or more third-party owners, and some of these entities are not controlled by Nextel. There are risks in participating in arrangements of these types, including the risk that the other participants may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint enterprise or Nextel. There also is the risk that a participant may be unable to meet its economic or other obligations to the joint enterprise and that Nextel may be required to fulfill some or all of those obligations. Nextel also may be or become obligated to acquire all or a portion of the ownership interest of some or all of the other participants in these joint enterprises. In addition, to the extent that Nextel participates in international arrangements of these types, the operations of the relevant entity will be subject to various additional risks not present in domestic joint enterprises.

    16. NEXTEL IS SUBJECT TO RISKS RELATING TO ITS FOREIGN OPERATIONS.

     Nextel owns interests in and operates international wireless companies through Nextel International. The risks that relate to these foreign operations include:

     - political, economic and social conditions in the foreign countries where Nextel conducts operations;

     - currency risks and exchange controls;

     - potential inflation in the applicable foreign economies;

     - the impact of import duties on the cost or prices of infrastructure equipment and subscriber handsets;

     - foreign taxation of earnings and payments received by Nextel International from its operating subsidiaries;

     - regulatory changes affecting the telecommunications industry and wireless communications; and

     - operations being disrupted due to Year 2000 readiness issues affecting Nextel International.

     Nextel cannot assure you that the risks associated with its foreign operations will not adversely affect its or Nextel International's operating results or prospects, particularly as these operations expand in scope, scale and significance.

  B. RISK FACTORS RELATING TO THE ZERO COUPON CONVERTIBLE PREFERRED STOCK

    1. THE ZERO COUPON CONVERTIBLE PREFERRED STOCK IS JUNIOR IN RIGHT OF PAYMENT TO OTHER OBLIGATIONS OF NEXTEL.

     All existing and future liabilities of Nextel and its subsidiaries will be senior to the zero coupon convertible preferred stock. As of March 31, 1999, Nextel and its subsidiaries had outstanding indebtedness and other trade payables and other accrued liabilities of about $9.3 billion. With respect to distributions on liquidation, winding-up and dissolution, the zero coupon convertible preferred stock will rank senior to all classes of common stock of Nextel and equally with all other currently outstanding preferred stock of Nextel, except for special payments of specified dividend accruals on Nextel's class A convertible redeemable preferred stock and a $25.0 million cash payment on Nextel's class B convertible preferred stock. As to those special payments, the zero coupon convertible preferred stock will rank junior. If Nextel undergoes bankruptcy, liquidation or reorganization, the assets of Nextel will be available to pay obligations on the zero coupon convertible preferred stock only after all then outstanding indebtedness and other liabilities and those special payments of Nextel have been paid in full. There may not be sufficient assets remaining to pay amounts payable on any or all of the zero coupon convertible preferred stock then outstanding, particularly because a significant portion of Nextel's assets are intangible assets.

     The certificate of designations relating to the zero coupon convertible preferred stock does not limit the incurrence of additional debt by Nextel and its subsidiaries. Any additional debt incurred by Nextel will rank senior to the zero coupon convertible preferred stock. Any additional debt incurred by Nextel's subsidiaries will be structurally senior to all obligations of Nextel, including those relating to the zero coupon convertible preferred stock. Nextel's subsidiaries may use the earnings they generate, as well as their existing assets to fulfill their own direct debt service requirements, particularly because the agreements relating to their debt may restrict their ability to pay dividends or to make loans, advances, or other distributions to Nextel or because the debt of those subsidiaries may be secured by their assets.

    2. NEXTEL MAY BE UNABLE TO REDEEM OR OTHERWISE ACQUIRE FOR CASH THE ZERO COUPON CONVERTIBLE PREFERRED STOCK.

     Nextel's ability to acquire for cash any or all of the zero coupon convertible preferred stock, as provided in the certificate of designations or otherwise, is limited by and subject to Delaware law. Delaware law may, among other things, prevent a redemption or other acquisition of the zero coupon convertible preferred stock by Nextel for cash if it would impair Nextel's capital. Also, Nextel's ability to pay cash in connection with any redemption or acquisition is subject to and restricted by applicable fraudulent transfer and fraudulent conveyance laws.

     Additionally, the agreements relating to any existing or future debt of Nextel or its subsidiaries, particularly in light of Nextel's current and expected future leverage, could prevent or prohibit Nextel from making an acquisition of any or all of the zero coupon convertible preferred stock for cash.

     The liquidity and price of the zero coupon convertible preferred stock could be adversely affected if Nextel's ability to acquire any or all of the zero coupon convertible preferred stock for cash is restricted, prevented or prohibited by Delaware or other applicable law, the terms of any existing or future agreements or instruments relating to debt of Nextel or any of its subsidiaries or otherwise.

    3. NEXTEL HAS A HIGH LEVEL OF INDEBTEDNESS THAT COULD ADVERSELY AFFECT ITS ABILITY TO MEET ITS OBLIGATIONS.

     At March 31, 1999, Nextel had about $8.0 billion of long term debt, including the current portion. About $5.5 billion of this debt is represented by Nextel's public notes. In addition, Nextel had about $1.6 billion of mandatorily redeemable preferred stock outstanding at March 31, 1999. Recorded liabilities will increase from December 31, 1998 through 2013 by about $2.2 billion due to the accretion of the original issue discount on some of Nextel's public notes as well as the zero coupon convertible preferred stock. Cash interest payments have begun with respect to some of Nextel's public notes.

     The terms of Nextel's and its subsidiaries notes, indentures, credit agreements, and preferred stock limit, but do not prohibit, the incurrence of additional indebtedness by Nextel and/or specified subsidiaries. Nextel anticipates that it and its subsidiaries will incur substantial additional indebtedness in the future in connection with the further build-out, expansion, and enhancement of its Digital Mobile Network and funding cash flow deficits, including additional borrowings under the terms of the bank financing agreements.

     Nextel's high level of indebtedness could have important consequences to the holders of the zero coupon convertible preferred stock, including limiting Nextel's ability to do the following:

     - obtain additional financing for acquisitions, working capital, capital expenditures or other purposes;

     - use operating cash flow in other areas of its business because it must dedicate a substantial portion of these funds to make cash interest payments and fund required principal payments on its debt;

     - borrow additional funds or to dispose of assets;

     - compete with others in its industry who are not as highly leveraged; and

     - react to changing market conditions, changes in its industry and economic downturns.

    4. NEXTEL WILL NEED TO REFINANCE ITS EXISTING INDEBTEDNESS.

     Nextel currently has substantial debt obligations that will mature before December 23, 2013, when the zero coupon convertible preferred stock must be redeemed by Nextel. In addition, Nextel has other preferred stock that is required to be redeemed before December 23, 2013. Nextel has begun payment of cash interest on some of its public notes and also must begin to pay cash interest on some other outstanding debt and cash dividends on some outstanding shares of preferred stock before December 23, 2013. Nextel does not expect to generate sufficient funds from operations to repay those obligations as they are currently scheduled to become due. As a result, it will be necessary to refinance those obligations at or before their respective maturities or mandatory redemption dates. Nextel's ability to refinance those obligations will depend on, among other factors, its financial condition at the time of the refinancing, the restrictions contained in its remaining financing agreements and market conditions. Nextel cannot assure holders of zero coupon convertible preferred stock that it will be able to refinance any of those obligations. If Nextel is unable to refinance those obligations, or unable to obtain satisfactory terms, it may cause a default under Nextel's outstanding indebtedness or defaults under some series of its preferred stock, including the zero coupon convertible preferred stock. In these events, Nextel may not be able to meet its obligations under its debt securities, preferred stock or the zero coupon convertible preferred stock.

    5. UNITED STATES FEDERAL INCOME TAXATION.

     Because the prices at which the zero coupon convertible preferred stock may be redeemed or acquired by Nextel exceeds the issue price, Nextel believes that holders will be deemed, for United States federal income tax purposes, to receive a series of constructive distributions accruing on a constant yield basis over the term of the zero coupon convertible preferred stock, even absent actual cash distributions by Nextel. Those distributions generally would be taxable to U.S. Holders, as defined below, as dividend income to the extent of the current or accumulated earnings and profits of Nextel. At present, Nextel does not have either current or accumulated earnings and profits and is unlikely to have earnings and profits in the near future. Thus, until the time when Nextel has earnings and profits, U.S. Holders will not be required to report dividend income in respect of constructive distributions on the zero coupon convertible preferred stock. While the issue is not free from doubt, Nextel believes that the dividends received deduction generally should be available to corporate U.S. Holders to the extent any constructive distributions are taxable as dividends, that is, only to the extent that Nextel has sufficient current or accumulated earnings and profits. No assurance can be made, however, that the United States Internal Revenue Service may not successfully assert a contrary position. Finally, it is possible that dividends constructively paid with respect to the zero coupon convertible preferred stock may constitute "extraordinary dividends" within the meaning of the Internal Revenue Code for specified years during the term of the zero coupon convertible preferred stock. If so, a U.S. Holder claiming the dividends received deduction would be required to reduce its tax basis in the zero coupon convertible preferred stock by the amount of the dividend excluded from income.

     Similarly, Nextel believes that Non-U.S. Holders, as defined below, will be treated as receiving a series of constructive distributions on the zero coupon convertible preferred stock accruing on a constant yield basis over the term of the zero coupon convertible preferred stock for United States federal income tax purposes. If Nextel has earnings and profits, as determined for United States tax purposes, for a taxable year, these constructive distributions generally would be taxable to Non-U.S. Holders as dividend income and give rise to United States tax liability for that year, for any Non-U.S. Holder who is not engaged in a United States trade or business, at a 30 percent rate, or lower tax treaty rate if applicable, of this dividend income for that year, even though no cash distributions were made on the zero coupon convertible preferred stock. This United States tax liability may be collected by withholding or, if not so collected, through the filing of a United States tax return and payment of United States tax by a Non-U.S. Holder. If the Non-U.S. Holder is so engaged and the zero coupon convertible preferred stock is effectively connected with that business, the constructive dividends would be subject to United States federal income tax on a net-income basis in the same manner as U.S. Holders and, in the case of a Non-U.S. Holder that is a foreign corporation, to a branch profits tax.

     At present, Nextel does not have either current or accumulated earnings and profits as determined for United States tax purposes, and Nextel currently believes it is unlikely to have earnings and profits until after December 31, 2000. Thus, until the time when Nextel has earnings and profits, Non-U.S. Holders should not be required to report dividend income or be liable for United States tax in respect of constructive distributions on the zero coupon convertible preferred stock. In addition, since Nextel lacks earnings and profits and the zero coupon convertible preferred stock has deemed dividends, rather than actual distributions of cash or property, Nextel believes that it is reasonable to take the position that there is no obligation to withhold United States tax in respect of the zero coupon convertible preferred stock until that time. If a withholding agent collects United States tax from sales proceeds or otherwise on account of a Non-U.S. Holder in respect of the zero coupon convertible preferred stock for a taxable year when Nextel has no earnings and profits, the Non-U.S. Holder may claim a refund of the excess withholding tax by filing a United States tax return. Nextel will upon request provide the information reasonably necessary to support that claim.

    6. SOME OF THE TERMS OF THE ZERO COUPON CONVERTIBLE PREFERRED STOCK ARE SUBJECT TO CHANGE.

      a. THE IMPLIED EFFECTIVE CONVERSION PRICE INCREASES OVER TIME.

     The zero coupon convertible preferred stock will not be entitled to dividends; instead the liquidation preference of the zero coupon convertible preferred stock will accrete at an annual rate of 9.25%, compounded quarterly until it is converted, redeemed or otherwise acquired by Nextel. The rate at which the zero coupon convertible preferred stock is convertible into common stock will not be adjusted, except as provided in the certificate of designations. Because the number of shares of common stock issuable upon conversion of each share of zero coupon convertible preferred stock will not be increased even though the liquidation preference increases over time, the implied effective conversion price will increase over time.

      b. THE ZERO COUPON CONVERTIBLE PREFERRED STOCK WILL BE CONVERTED INTO COMMON STOCK IF IT IS HELD BY A PERSON WHO DOES NOT QUALIFY AS A U.S. HOLDER.

     At any time on or after January 1, 2001 or such later date which is 90 days after Nextel gives notice that it expects to have earnings and profits for United States federal tax purposes, Nextel may convert the zero coupon convertible preferred stock into common stock if it is held by or on account of any holders who do not qualify as U.S. Holders. A mandatory conversion would reduce the term of that holder's investment in the zero coupon convertible preferred stock. Depending upon the market price of the common stock at the date of the conversion, the holder may be forced to convert its zero coupon convertible preferred stock at an implied effective conversion price in excess of the then current market price of the common stock. All obligations of Nextel for any amounts due on the zero coupon convertible preferred stock will be satisfied upon the conversion, redemption or other acquisition by Nextel of the zero coupon convertible preferred stock for cash and/or common stock, as provided in the certificate of designations.

    7. THERE IS NO PUBLIC MARKET FOR THE ZERO COUPON CONVERTIBLE PREFERRED
       STOCK.

     There is no existing trading market for the zero coupon convertible preferred stock. If a market were to develop, the zero coupon convertible preferred stock could trade at prices that may be lower than their offering price or the liquidation preference, depending upon many factors including the liquidity of the securities, the market for similar securities, and other factors, including general economic conditions and the financial condition, performance of, and prospects for, Nextel. Nextel cannot assure you that an active trading market for the zero coupon convertible preferred stock will develop.

    8. THE PRICES OF THE COMMON STOCK AND THE ZERO COUPON CONVERTIBLE PREFERRED STOCK MAY BE VOLATILE.

     The market price of the zero coupon convertible preferred stock, and the common stock issuable with respect to it, may be adversely affected by factors such as actual or anticipated fluctuations in Nextel's operating results, acquisition activity, the impact of international markets, changes in financial estimates by securities analysts, general market conditions and other factors. Broad market fluctuations may adversely affect the market price of the zero coupon convertible preferred stock, and the common stock issuable with respect to it. Nextel cannot assure you that the market price of the zero coupon convertible preferred stock and the common stock will not decline below the levels prevailing at the time of this offering.

  C. NEXTEL'S FORWARD LOOKING STATEMENTS ARE SUBJECT TO A VARIETY OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM CURRENT BELIEFS.

     "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the statements made in this prospectus are not historical or current facts, but deal with potential future circumstances and developments. Those statements are qualified by the inherent risks and uncertainties surrounding expectations generally, and also may materially differ from Nextel's actual future experience involving any one or more of these matters and subject areas. Nextel has attempted to identify, in context, some of the factors that it currently believes may cause actual future experience and results to differ from Nextel's current expectations regarding the relevant matter or subject area. The operation and results of Nextel's wireless communications business also may be subject to the effect of other risks and uncertainties in addition to the relevant qualifying factors identified elsewhere in the foregoing "Risk Factors" section, including, but not limited to:

     - general economic conditions in the geographic areas and occupational market segments that Nextel is targeting for its Digital Mobile Network service;

     - the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet Nextel's service deployment and marketing plans and customer demand;

     - the success of efforts to improve and satisfactorily address any issues relating to Nextel's Digital Mobile Network performance;

     - the continued successful performance of the iDEN technology being deployed in Nextel's various market areas;

     - the ability to achieve market penetration and average subscriber revenue levels sufficient to provide financial viability to Nextel's Digital Mobile Network business;

     - Nextel's ability to timely and successfully accomplish required scale-up of its billing, collection, customer care and similar back-room operations to keep pace with customer growth, increased system usage rates and growth in levels of accounts receivables being generated by the Digital Mobile Network customer base;

     - access to sufficient debt or equity capital to meet Nextel's operating and financing needs;

     - the quality and price of similar or comparable wireless communications services offered or to be offered by Nextel's competitors, including providers of cellular and personal communication services;

     - the ability to successfully develop or obtain from third parties and implement Year 2000 readiness solutions in systems that are critical to its business operations;

     - future legislation or regulatory actions relating to specialized mobile radio services, other wireless communications services or telecommunications generally; and

     - other risks and uncertainties described from time to time in Nextel's reports and, with specific reference to risk factors relating to international operations in Nextel International's reports, filed with the Commission, including the Annual Reports on Form 10-K for the year ended December 31, 1998 and the Quarterly Reports on Form 10-Q for the quarter ended March 31, 1999, of Nextel and Nextel International.

III. USE OF PROCEEDS

     Nextel will not receive any cash proceeds from the sales of the zero coupon convertible preferred stock or the common stock issuable upon conversion of the zero coupon convertible preferred stock.

IV. SELLING STOCKHOLDERS

     All of the shares of zero coupon convertible preferred stock, and any shares of common stock issued upon its conversion (collectively, the "Shares") are being offered by the stockholders listed in the table below (the "Selling Stockholders"). Only those shares of common stock issued upon conversion of the zero coupon convertible preferred stock may be offered by the Selling Stockholders. Nextel issued the zero coupon convertible preferred stock to the Selling Stockholders in a private placement transaction exempt from registration under the Securities Act of 1933.

     No offer or sale under this prospectus may be made by a holder of Shares unless listed in the table below or until that holder has notified Nextel and a supplement to this prospectus has been filed or an amendment to the registration statement has become effective. Nextel will supplement or amend this prospectus to include additional Selling Stockholders upon request and upon provision of all required information to Nextel.

     The Selling Stockholders may offer and sell, from time to time, any or all of their zero coupon convertible preferred stock or common stock issued with respect to those shares. Because the Selling Stockholders may offer all or only some portion of the Shares listed in the table, no estimate can be given as to the amount or percentage of the Shares that will be held by the Selling Stockholders upon termination of the offering.

     The following table lists:

     - the name of each Selling Stockholder;

     - the amount of each type of security beneficially owned by that holder before the offering; and

     - the amount of securities being offered for sale by that Selling Stockholder.

     Nextel obtained the information in the table from the identified Selling Stockholder. Unless otherwise disclosed in the footnotes to the table, no Selling Stockholder has indicated that it has held any position, office, or other material relationship with Nextel or its affiliates during the past three years.

                                    PREFERRED STOCK                  COMMON STOCK
                             -----------------------------   -----------------------------
                              NUMBER OF       NUMBER OF       NUMBER OF       NUMBER OF
NAME OF SELLING STOCKHOLDER  SHARES OWNED   SHARES OFFERED   SHARES OWNED   SHARES OFFERED
---------------------------  ------------   --------------   ------------   --------------

     On December 23, 1999, Nextel and the initial purchasers of the zero coupon convertible preferred stock entered into a registration rights agreement. That agreement requires that Nextel make this prospectus available to the Selling Stockholders, subject to the exceptions described below, until the earliest of:

     - the expiration of the period referred to in Rule 144(k) of the Securities Act of 1933 with respect to Shares held by persons that are not affiliates of Nextel;

     - the time when all of the Shares have been sold under this prospectus;

     - the time when none of the Shares remaining outstanding; and

     - December 23, 2000.

     This time period is referred to as the "Effectiveness Period."

     Nextel may require the Selling Stockholders to suspend the sales of the Shares offered by this prospectus upon the occurrence of any event which makes any statement in this prospectus or the related registration statement untrue in any material respect or which requires the changing of statements in these documents in order to make statements in those documents not misleading. Nextel is permitted to suspend the use of this prospectus:

     - in connection with pending corporate developments, public filings with the Securities and Exchange Commission and similar events, for a period not to exceed 30 days in any three-month period or 90 days, whether or not consecutive, in any twelve-month period; and

     - in connection with any corporate acquisition or similar transaction, for a period not to exceed 60 days in any three-month period or 90 days, whether or not consecutive in any twelve-month period.

     In the event that:

     - prior to the end of the Effectiveness Period, this prospectus is unavailable for periods in excess of those set forth in the preceding paragraph;

     - Nextel fails to file amendments to the registration statement or supplements to this prospectus necessary to permit sales of the Shares within five business days of receipt of all required documents from the prospective selling stockholder, subject to the immediately preceding bullet point; or

     - Nextel fails to cause any required post-effective amendment to the registration statement to be declared effective within 45 days of the filing (each a "Registration Default");

then Nextel will pay the holders of the Shares entitled to be sold under this prospectus from and including the date of the Registration Default to but excluding the date on which the Registration Default is cured "Liquidated Damages" which will accrue:

     - in respect of each share of zero coupon convertible preferred stock, at a rate per annum equal to 0.5% of the liquidation preference of the share as of the preceding Accrual Date, as defined below; and

     - in respect of each share of common stock issued in respect of the zero coupon convertible preferred stock, at a rate per annum equal to 0.5% of the liquidation preference of the zero coupon convertible preferred stock divided by the Conversion Rate, as defined below.

     Persons purchasing shares in this offering will not be entitled to Liquidated Damages.

V. DESCRIPTION OF ZERO COUPON CONVERTIBLE PREFERRED STOCK

  A. GENERAL

     The following is a summary of some of the terms of the zero coupon convertible preferred stock offered by this prospectus. The terms of the zero coupon convertible preferred stock are established in the certificate of designations relating to the zero coupon convertible preferred stock. This summary is not intended to be complete; it is subject to, and entirely qualified by, reference to Nextel's certificate of incorporation, which includes the certificate of designations containing the definitions of terms used below. Reference is made to the certificate of designations for the full definitions of all terms, including capitalized terms used in this prospectus for which no definition is provided. Copies of the certificate of incorporation and the certificate of designations are available as described under "XII. Where You Can Get More Information."

     Under the certificate of designations, 800,000 shares of zero coupon convertible preferred stock, with an initial liquidation preference of $253.675 per share increasing over time to $1,000 per share on December 23, 2013, have been authorized for issuance. A total of 591,308 shares of zero coupon convertible preferred stock have been issued and are outstanding, each of which is fully paid and nonassessable. Holders of the zero coupon convertible preferred stock have no preemptive rights. See "II.B. Risk Factors -- Risk Factors Relating to the Zero Coupon Convertible Preferred Stock -- There is No Public Market for the Zero Coupon Convertible Preferred Stock" and "-- The Prices of the Common Stock and the Zero Coupon Convertible Preferred Stock Price May Be Volatile."

     The transfer agent for the zero coupon convertible preferred stock is First Chicago Trust Company of New York, unless Nextel selects another transfer agent. The transfer agent's offices are located in New York City at 14 Wall Street, New York, New York 10015.

     For a discussion of federal income tax considerations relevant to the zero coupon convertible preferred stock, see "VIII. United States Federal Tax Consequences."

  B. RANKING

     With respect to the payments of any dividends and distributions upon the liquidation, winding up or dissolution of Nextel, the zero coupon convertible preferred stock will rank:

    1. EQUALLY IN RIGHT OF PAYMENT:

     - with Nextel's Class A Convertible Redeemable Preferred Stock, par value $.01 per share (the "Class A Preferred Stock"), except with respect to the Special Payments as defined in 2 below; Nextel's Class B Convertible Preferred Stock, par value $.01 per share (the "Class B Preferred Stock"), except with respect to the Special Payments; Nextel's Class C Convertible Redeemable Preferred Stock (the "Class C Preferred Stock"); Nextel's 13% Series D Exchangeable Preferred Stock, mandatorily redeemable 2009 (the "Series D Preferred Stock"); and Nextel's 11.125% Series E Exchangeable Preferred Stock, mandatorily redeemable 2010 (the "Series E Preferred Stock"). The terms of these existing preferred stocks are more fully described in "VI. Terms of Existing Nextel Preferred Stock"; and

     - with each other class of capital stock or series of preferred stock, established by Nextel after the issuance of the zero coupon convertible preferred stock, the terms of which expressly provide that the class or series will rank equally with the zero coupon convertible preferred stock as to dividend rights and rights on liquidation, winding-up and dissolution.

     Collectively, these securities are referred to as "Parity Securities".

    2. JUNIOR IN RIGHT OF PAYMENT:

     - with respect to the dividend accruals and payments on the Class A Preferred Stock and the $25.0 million cash payment on the Class B Preferred Stock that are described in "VI. Terms of Existing Nextel Preferred Stock," which are required under the terms of the Class A Preferred Stock and the Class B Preferred Stock upon specified occurrences (these payments and dividend rights of the Class A Preferred Stock and the Class B Preferred Stock, the "Special Payments"); and

     - to each class of capital stock or series of preferred stock established by Nextel after the issuance of the zero coupon convertible preferred stock, the terms of which expressly provide that the class or series will rank senior to the zero coupon convertible preferred stock as to dividend rights and rights on liquidation, winding-up, and dissolution (collectively, these securities are referred to as "Senior Securities"), subject to Preferred Stockholder Approval Rights, as defined below.

    3. SENIOR TO ALL CLASSES OF COMMON STOCK AND ANY CAPITAL STOCK OF NEXTEL THAT EXPRESSLY PROVIDES THAT IT WILL BE JUNIOR TO THE ZERO COUPON CONVERTIBLE PREFERRED STOCK ( THE "JUNIOR SECURITIES").

     The certificate of designations provides that Nextel may not, without the consent of the holders of at least a majority of the outstanding shares of zero coupon convertible preferred stock, authorize, create by way of reclassification or otherwise, or issue any Senior Securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase shares of any class or series of Senior Securities, except that Nextel does not need the approval of these holders to issue shares of Senior Securities:

     - in respect of any dividend or payment obligations that constitute Special Payments; or

     - in exchange for, or the proceeds of which are used to redeem or repurchase, all shares of zero coupon convertible preferred stock then outstanding, or less than all shares due to a partial redemption or repurchase made in accordance with the certificate of designations that is made available to all holders of the zero coupon convertible preferred stock on a proportionate basis, or any debt of Nextel.

     These approval rights are referred to in this prospectus as "Preferred Stockholder Approval Rights."

  C. DIVIDENDS AND LIQUIDATION PREFERENCE

     Holders of shares of zero coupon convertible preferred stock are not entitled to receive dividends on the zero coupon convertible preferred stock. Instead, the liquidation preference on the zero coupon convertible preferred stock will accrete from the issue date of the zero coupon convertible preferred stock at an annual rate of 9.25%, compounded quarterly on each March 23, June 23, September 23 and December 23. Accordingly, the "Liquidation Preference" for each share of zero coupon convertible preferred stock for any specified date will be as follows:

      1. if the specified date occurs on one of the following dates, each of which is referred to as an "Accrual Date," the Liquidation Preference per share will equal the amount next to that date in the table below:

                              LIQUIDATION
           ACCRUAL DATE       PREFERENCE
           ------------       -----------
      March 23, 1999........  $  259.5412
      June 23, 1999.........     265.5431
      September 23, 1999....     271.6838
      December 23, 1999.....     277.9665
      March 23, 2000........     284.3945
      June 23, 2000.........     290.9711
      September 23, 2000....     297.6998
      December 23, 2000.....     304.5841

                              LIQUIDATION
           ACCRUAL DATE       PREFERENCE
           ------------       -----------
      March 23, 2001........  $  311.6276
      June 23, 2001.........     318.8340
      September 23, 2001....     326.2070
      December 23, 2001.....     333.7506
      March 23, 2002........     341.4686
      June 23, 2002.........     349.3650
      September 23, 2002....     357.4441
      December 23, 2002.....     365.7100

                              LIQUIDATION
           ACCRUAL DATE       PREFERENCE
           ------------       -----------
      March 23, 2003........  $  374.1670
      June 23, 2003.........     382.8196
      September 23, 2003....     391.6723
      December 23, 2003.....     400.7298
      March 23, 2004........     409.9966
      June 23, 2004.........     419.4778
      September 23, 2004....     429.1782
      December 23, 2004.....     439.1030
      March 23, 2005........     449.2572
      June 23, 2005.........     459.6463
      September 23, 2005....     470.2756
      December 23, 2005.....     481.1508
      March 23, 2006........     492.2774
      June 23, 2006.........     503.6613
      September 23, 2006....     515.3085
      December 23, 2006.....     527.2250
      March 23, 2007........     539.4170
      June 23, 2007.........     551.8911
      September 23, 2007....     564.6535
      December 23, 2007.....     577.7112
      March 23, 2008........     591.0707
      June 23, 2008.........     604.7392

                              LIQUIDATION
           ACCRUAL DATE       PREFERENCE
           ------------       -----------
      September 23, 2008....  $  618.7238
      December 23, 2008.....     633.0318
      March 23, 2009........     647.6707
      June 23, 2009.........     662.6481
      September 23, 2009....     677.9718
      December 23, 2009.....     693.6499
      March 23, 2010........     709.6906
      June 23, 2010.........     726.1021
      September 23, 2010....     742.8933
      December 23, 2010.....     760.0727
      March 23, 2011........     777.6493
      June 23, 2011.........     795.6325
      September 23, 2011....     814.0315
      December 23, 2011.....     832.8560
      March 23, 2012........     852.1158
      June 23, 2012.........     871.8209
      September 23, 2012....     891.9818
      December 23, 2012.....     912.6089
      March 23, 2013........     933.7130
      June 23, 2013.........     955.3051
      September 23, 2013....     977.3965
      December 23, 2013.....   1,000.0000

      2. if the specified date occurs between two Accrual Dates, then the Liquidation Preference will equal the sum of:

        (a) the Liquidation Preference for the listed Accrual Date immediately preceding the specified date, and

        (b) an amount equal to the product of:

             - the Liquidation Preference for the immediately following listed
               Accrual Date less the Liquidation Preference for the immediately preceding listed Accrual Date multiplied by

             - a fraction, the numerator of which is the number of days from, but including, the immediately preceding listed Accrual Date to, but excluding, the specified date, using a 360-day year of twelve 30-day months, and the denominator of which is 90.

     The Liquidation Preference on the zero coupon convertible preferred stock will accrete whether or not Nextel has earnings or profits and whether or not dividends could be declared on the zero coupon convertible preferred stock. The certificate of designations provides that Nextel will take all actions required or permitted under Delaware law to permit the payment of the Liquidation Preference on the zero coupon convertible preferred stock on December 13, 2013. See "II.B. Risk Factors -- Risk Factors Relating to Zero Coupon

Convertible Preferred Stock -- Nextel May Be Unable to Redeem or Otherwise Acquire for Cash the Zero Coupon Convertible Preferred Stock."

     Unless the Liquidation Preference of the outstanding zero coupon convertible preferred stock has increased as provided above and Nextel is not in default in respect of its obligations described under "-- Mandatory Redemption," "-- Change of Control" or "-- Conversion or Tender at the Option of the Holder":

     - Nextel may not declare or pay upon, or set apart any sum for the payment of, any dividends on any Parity Securities or Junior Securities, other than a dividend payable solely in shares of Junior Securities or options, warrants or rights to purchase Junior Securities;

     - Nextel may not declare or make any distribution upon, or set apart any sum for the payment of any distribution upon, any Parity Securities or Junior Securities;

     - Neither Nextel nor any of its subsidiaries may purchase, redeem or otherwise acquire or retire for value any Parity Securities or Junior Securities excluding an exchange for shares of other Parity Securities or Junior Securities or a purchase, redemption or other acquisition from the proceeds of a substantially concurrent sale of Junior Securities, except under specified circumstances to permit the redemption of Junior Securities owned by some employees of Nextel or its subsidiaries; and

     - Neither Nextel nor any of its subsidiaries may pay into, or set apart or make available for, a sinking or other like fund any monies for the purchase, redemption or other acquisition or retirement for value of any Parity Securities or Junior Securities.

  D. VOTING RIGHTS

     Holders of zero coupon convertible preferred stock have no voting rights, except as required by law and as provided in the certificate of designations. The certificate of designations provides that if Nextel:

     - fails to comply with its obligations described under "-- Change of Control" or "-- Conversion or Tender at the Option of the Holder," or

     - defaults in the payment of the Liquidation Preference of any share of zero coupon convertible preferred stock payable on December 13, 2013

(each, a "Voting Rights Triggering Event") then the number of members of Nextel's board of directors will be immediately and automatically increased by two and the holders of a majority of the outstanding shares of zero coupon convertible preferred stock, voting together as a class, will be entitled to elect two members to the board of directors of Nextel. Voting rights arising as a result of a Voting Rights Triggering Event will continue until Nextel complies with its obligations as specified in the bullet points above.

     In addition, Nextel may not authorize, create by way of reclassification or otherwise, or issue any Senior Securities, or any obligation or security convertible into or evidencing the right to purchase any Senior Securities, without the affirmative vote or consent of the holders of a majority of the then outstanding shares of the zero coupon convertible preferred stock, except as provided above under "-- Ranking".

  E. MERGER, CONSOLIDATION AND SALE OF ASSETS

     Without the affirmative vote or consent of the holders of a majority of the issued and outstanding shares of zero coupon convertible preferred stock, Nextel may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to any person unless:

     - the resulting entity formed by the consolidation or merger, if other than Nextel, or to which the sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any State of the United States, or the District of Columbia;

     - the zero coupon convertible preferred stock will remain unchanged or be converted into or exchanged for and will become shares of the resulting entity, having in respect of the resulting entity substantially the same or more favorable powers, preferences, and relative participating, optional, or other special rights, and substantially the same or more favorable qualifications, limitations or restrictions that the zero coupon convertible preferred stock had immediately prior to the transaction, provided that:

      1. if, in accordance with the certificate of designations, the zero coupon convertible preferred stock becomes convertible into a different amount or type of securities, cash or other property, then the change will not be deemed to be a change in the powers, preferences, and relative participating, optional or other special rights of the zero coupon convertible preferred stock, and

      2. the fact that the resulting entity has authorized or outstanding any securities, other than Senior Securities, will not be deemed to be a change in the powers, preferences, and relative participating, optional or other special rights of the zero coupon convertible preferred stock; and

     - immediately after giving effect to the transaction, no Voting Rights Triggering Event will have occurred and be continuing;

    provided that the above conditions will not be applicable to a transaction or event that constitutes a Change of Control as described in "-- Change of Control".

  F. CONVERSION

     A holder may convert its zero coupon convertible preferred stock into Nextel common stock at any time prior to the close of business on December 23, 2013; provided, that if a share of zero coupon convertible preferred stock is called for redemption, the holder may convert it only until the close of business on the applicable Redemption Date, as defined in "-- Optional Redemption by Nextel," unless Nextel defaults in the payment of the redemption price. Zero coupon convertible preferred stock for which a holder has delivered a notice, as described under "-- Conversion or Tender at the Option of the Holder," exercising the option of the holder to require Nextel or, as described in "-- Change of Control", a third party acquiror, to acquire the holder's zero coupon convertible preferred stock may be converted only if the notice is withdrawn in accordance with the terms of the certificate of designations.

     The initial conversion rate is 9.7441 shares of common stock per share of zero coupon convertible preferred stock, subject to adjustment upon the occurrence of specified events, as described below (the "Conversion Rate"). As promptly as practicable on or after the Conversion Date, as defined in this section below, Nextel will issue and deliver to the conversion agent a certificate or certificates for the number of full shares of common stock issuable upon conversion, with any fractional shares rounded up to full shares or, at Nextel's option, paid in cash instead of any fraction of a share, based on the Sale Price, as defined below in the section "-- Payments in Common Stock," of the common stock on the Trading Day preceding the conversion date.

     "Trading Day" means, in respect of any securities exchange or securities market, each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable securities exchange or in the applicable securities market.

     Nextel's delivery to the holder of the number of shares of common stock into which the zero coupon convertible preferred stock is convertible, together with any cash payment instead of fractional shares of common stock, will be deemed to satisfy Nextel's obligation to pay the Liquidation Preference on the zero coupon convertible preferred stock to the Conversion Date.

     The Conversion Rate will not be adjusted at any time during the term of the zero coupon convertible preferred stock for the accretion of the Liquidation Preference. Because the number of shares of common stock issuable upon conversion of each share of zero coupon convertible preferred stock will not be increased even though the Liquidation Preference of the zero coupon convertible preferred stock increases over time, the implied effective conversion price will increase over time.

     To convert zero coupon convertible preferred stock into common stock, a holder must:

     - complete and manually sign the conversion notice on the back of the zero coupon convertible preferred stock certificate, or complete and manually sign a facsimile of the notice, and deliver the notice to the conversion agent;

     - surrender the zero coupon convertible preferred stock certificate to the conversion agent;

     - if required, furnish appropriate endorsements and transfer documents; and

     - if required, pay all transfer or similar taxes.

     According to the certificate of designations, the date on which all of the previous requirements have been satisfied is the "Conversion Date."

     The Conversion Rate is subject to adjustment in specified events, including the following:

     - dividends and other distributions payable in common stock on Junior Securities;

     - the issuance to all holders of common stock of specified rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price, determined as provided in the certificate of designations, of common stock as of the record date for holders entitled to receive the rights, options or warrants;

     - subdivisions, combinations and reclassifications of common stock;

     - subject to specified exceptions, the issuance of shares of common stock, or rights, options or warrants entitling the holders to subscribe for or purchase common stock, for a consideration per share, or an exercise price per share, that is less than the then current market price of common stock, determined as of the date of issuance of the shares or rights, options or warrants as provided in the certificate of designations;

     - distributions to all holders of common stock of evidences of indebtedness of Nextel, shares of capital stock or other property, including securities; but excluding those dividends, rights, options, warrants and distributions referred to in the first two bullet points listed above, dividends and distributions paid exclusively in cash, and distributions upon mergers or consolidations to which the second succeeding paragraph applies;

     - distributions consisting exclusively of cash, excluding any cash portion of distributions referred to in the immediately preceding bullet point or cash distributed upon a merger or consolidation to which the second succeeding paragraph applies, the cash distribution of the type referred to in this clause being referred to as "all-cash distributions," to all holders of common stock in an aggregate amount that, together with:

      1. other all-cash distributions made within the preceding 12 months for which no adjustment has been made and

      2. any cash and the fair market value of other consideration payable in respect of any tender offer by Nextel or any of its subsidiaries for common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing market price per share of common stock on the Trading Day next succeeding the date of payment (the "Current Market Price"), concluded within the preceding 12 months for which no adjustment has been made, exceeds 10% of Nextel's market capitalization on the record date for the distribution. Market capitalization is the product of the then current market price of the common stock and the number of shares of common stock then outstanding plus the number of shares of common stock issuable upon conversion of all then outstanding shares of Class A Preferred Stock, Class B Preferred Stock or Class C Preferred Stock; and

     - the successful completion of a tender offer made by Nextel or any of its subsidiaries for common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the Current Market Price at that time, the aggregate amount of which, together with:

      1. any cash and other consideration in excess of the then Current Market Price paid in a tender offer by Nextel or any of its subsidiaries for common stock expiring within the 12 months preceding the expiration of the tender offer for which no adjustment has been made, and

      2. the aggregate amount of any all-cash distributions referred to in the immediately preceding bullet point above to all holders of common stock within the 12 months preceding the expiration of the tender offer for which no adjustments have been made, exceeds 10% of Nextel's market capitalization on the expiration of the tender offer.

     The Conversion Rate may also be adjusted as described under "-- Change of Control."

     No adjustment in the Conversion Rate will be required unless the adjustment would require a change of at least 1% in the rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of those securities.

     If as a result of either:

     - any reclassification of the common stock, or

     - a consolidation or merger involving Nextel or a sale or conveyance to another corporation of the property and assets of Nextel as an entirety or substantially as an entirety,

holders of common stock will be entitled to receive stock, securities, other property, or assets, including cash, with respect to or in exchange for the common stock, then the conversion right with respect to the then outstanding zero coupon convertible preferred stock will be changed into the right to convert the zero coupon convertible preferred stock into the kind and amount of shares of stock, securities, other property or assets, including cash, that they would have owned or been entitled to receive upon the reclassification, consolidation, merger, sale, or conveyance had the zero coupon convertible preferred stock been converted immediately prior to the reclassification, consolidation, merger, sale, or conveyance at the then effective Conversion Rate applicable to the zero coupon convertible preferred stock, assuming that the holder would not have exercised any rights of election as to the stock, securities, other property or assets, including cash, receivable in connection with the transaction.

     If at any time Nextel makes a distribution of property to its stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets of Nextel, but generally not stock dividends on common stock or rights to subscribe for common stock, and, under the anti-dilution provisions of the certificate of designations, the number of shares into which the zero coupon convertible preferred stock is convertible is increased, the increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of the zero coupon convertible preferred stock. See "VIII.A -- United States Federal Tax Consequences -- General".

     From time to time, Nextel may, to the extent permitted by law, increase the Conversion Rate by any amount for any period of at least 20 days if Nextel's board of directors has made a determination, in its sole discretion, that the increase would be in the best interests of Nextel, which determination will be conclusive. Nextel will give notice of the increase at least 15 days prior to the increase. Nextel may, at its option, make these increases in the Conversion Rate, in addition to and subject to those set forth above, as the board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as a dividend or distribution for income tax purposes. See "VIII. United States Federal Tax Consequences".

  G. OPTIONAL REDEMPTION BY NEXTEL

     Prior to December 23, 2005, the zero coupon convertible preferred stock will not be redeemable at the option of Nextel. Beginning on December 23, 2005, Nextel may, subject to the restrictions described below, contractual and other restrictions with respect to redemption, and the legal availability of funds, redeem the zero coupon convertible preferred stock (any date on which a redemption is made being referred to as a "Redemption Date") as a whole at any time, or from time to time in part, on a proportionate basis. The zero coupon convertible preferred stock will be redeemed at a redemption price equal to the Liquidation Preference on the Redemption Date, upon not less than 35 days' nor more than 60 days' notice of redemption given by mail to holders of zero coupon convertible preferred stock; provided, that Nextel may condition consummation of any optional redemption, if it is to be effected by a redemption of the zero coupon convertible preferred stock for cash, on the occurrence of any event and/or satisfaction of any condition identified as a condition or prerequisite in the relevant redemption notice to holders of zero coupon convertible preferred stock. Nextel may withdraw the notice, and by doing so will terminate its obligation to effect the optional redemption, by written notice to that effect given by mail to holders of zero coupon convertible preferred stock at least 20 days prior to the relevant Redemption Date. If not so withdrawn, the redemption will no longer be conditional. Nextel may, at its option, instead of paying the redemption price in cash, pay all or part of the redemption price in common stock or in a combination of cash and common stock. See "-- Payments in Common Stock."

     On and after any Redemption Date, provided that Nextel has made available at the office of the transfer agent a sufficient amount of cash or securities to effect the redemption, the Liquidation Preference will cease to accrete on the zero coupon convertible preferred stock called for redemption, and the shares will no longer be deemed to be outstanding. All rights of the holders of those shares as holders of zero coupon convertible preferred stock will cease except the right to receive the cash and/or common stock deliverable upon the redemption, without interest from the Redemption Date.

     Nextel's existing financing agreements contain provisions that operate to limit or prohibit Nextel's ability to redeem the zero coupon convertible preferred stock. Additionally, provisions in the financing arrangements to which Nextel and its subsidiaries are parties operate to limit the funds available to Nextel from its subsidiaries. See "II.B. Risk Factors -- Risk Factors Relating to the Zero Coupon Convertible Preferred Stock -- Nextel May Be Unable to Redeem or Otherwise Acquire for Cash the Zero Coupon Convertible Preferred Stock."

  H. MANDATORY CONVERSION

     At any time on and after the later of January 1, 2001 and the date 90 days after Nextel gives notice that it may have earnings and profits for United States federal income tax purposes (the later of these dates being the "E&P Notice Date"), if Nextel reasonably believes that zero coupon convertible preferred stock is held by or on account of a holder who does not qualify as a U.S. Holder, the zero coupon convertible preferred stock will be subject to mandatory conversion (the "Mandatory Conversion"), at the option of Nextel, upon written notice to that holder. In addition, if at any time on and after the E&P Notice Date, upon any:

     - optional redemption by Nextel of a holder's zero coupon convertible preferred stock,

     - tender by a holder of any of the holder's zero coupon convertible preferred stock for acquisition of the shares by Nextel, or

     - exercise by a holder of any of its conversion rights,

     Nextel reasonably believes that any holder does not qualify as a U.S. Holder, the zero coupon convertible preferred stock held by that holder will be subject to Mandatory Conversion that will preempt any conversion or tender rights that any holder would otherwise have in respect of its zero coupon convertible preferred stock.

     Nextel's notice of the Mandatory Conversion will be mailed to the holder's address as it appears on the books of the transfer agent and will specify the number of the shares of zero coupon convertible preferred stock subject to the notice, the certificate numbers of the shares if the shares are held in certificated form, and the basis for Nextel's belief that the holder does not qualify as a U.S. Holder. The holder's zero coupon convertible preferred stock will be deemed to have been converted as of the date of the notice of the Mandatory Conversion unless the holder establishes within 10 days after the date of the notice by written documentation or other evidence to Nextel's reasonable satisfaction that it is a U.S. Holder.

     Nextel will issue and deliver to the conversion agent a certificate or certificates for the full number of shares of common stock issuable upon the Mandatory Conversion, with any fractional shares rounded up to full shares or, at Nextel's option, paid in cash instead of any fraction of a share, based on the Sale Price of the common stock on the Trading Day preceding the applicable notice of Mandatory Conversion. Any Mandatory Conversion will be conducted in accordance with the procedures described under "-- Conversion." Nextel's delivery to the holder of the number of shares of common stock into which the holder's zero coupon convertible preferred stock is convertible, together with any cash payment instead of any fractional shares of common stock, will be deemed to satisfy Nextel's obligation to pay the Liquidation Preference on the zero coupon convertible preferred stock to the applicable Conversion Date.

     If the transfer agent holds, in accordance with the terms of the certificate of designations, common stock sufficient to pay the conversion price on the date of the notice of Mandatory Conversion with respect to any zero coupon convertible preferred stock, then, on and after that date, the shares of zero coupon convertible preferred stock will cease to be outstanding and the Liquidation Preference will cease to accrete whether or not book-entry transfer of the zero coupon convertible preferred stock is made or the zero coupon convertible preferred stock is delivered to the transfer agent. All other rights of the holder will terminate, other than the right to receive the common stock upon delivery of the zero coupon convertible preferred stock certificate or book-entry transfer of the zero coupon convertible preferred stock to the transfer agent.

  I. MANDATORY REDEMPTION

     The zero coupon convertible preferred stock is subject to mandatory redemption, subject to the legal availability of funds but without regard to any contractual or other restrictions with respect to redemption, in whole on December 23, 2013, at a redemption price equal to the Liquidation Preference on December 23, 2013 of $1,000 per share. Nextel may, at its option, instead of paying the redemption price in cash, pay all or part of the redemption price in common stock or in a combination of cash and common stock. See "-- Payments in Common Stock" and "II.B. -- Risk Factors -- Risk Factors Relating to the Zero Coupon Convertible Preferred Stock -- Nextel May Be Unable to Redeem or Otherwise Acquire for Cash the Zero Coupon Convertible Preferred Stock."

  J. PAYMENTS IN COMMON STOCK

     If Nextel elects to pay all or part of any redemption price or tender price in common stock, then the number of shares to be delivered in respect of the portion of the redemption price or tender price to be paid in common stock will be equal to the portion of the redemption price or tender price divided by the Market Price, as defined below, of the common stock. However, no fractional shares of common stock will be delivered upon any acquisition of zero coupon convertible preferred stock by Nextel through the delivery of common stock in whole or partial payment of the redemption price or tender price. Instead, Nextel, at its option, will either round up to full shares or pay cash based on the Market Price for all fractional shares of common stock. Nextel may elect to pay the redemption price or tender price in common stock only if the common stock is listed on a United States national or regional stock exchange or reported by the Nasdaq National Market.

     At least 23 Trading Days prior to any Redemption Date or any Acquisition Date, as defined in "-- Change of Control" and in "-- Conversion or Tender at the Option of the Holder", Nextel must give notice to holders of its intention to pay the redemption price or tender price, or any portion of that price, in common stock, specifying the percentage of the price to be paid with common stock.

     The "Market Price" means the average of the Sale Prices of the common stock for the 20 Trading Day period ending on the third Business Day, as defined below, prior to the applicable Redemption Date or Acquisition Date, as defined, if the third Business Day prior to the applicable Acquisition Date or Redemption Date is a Trading Day; or, if it is not a Trading Day, then on the last Trading Day prior to that third Business Day. The Market Price will be adjusted to take into account the occurrence during the period commencing on the first of the Trading Days during the 20 Trading Day period and ending on the Acquisition Date or Redemption Date of specified events that would result in an adjustment of the Conversion Rate under the certificate of designations with respect to the common stock.

     A "Business Day" is any day except a Saturday or Sunday or other day on which commercial banks in the city of New York are required or authorized by law or other governmental action to be closed.

     The "Sale Price" of the common stock on any date means the closing per share sale price, or if no closing sale price is reported then the average bid and ask prices, or if more than one in either case then the average of the average bid and average ask prices, on the date as reported in the composite transactions for the principal United States securities exchange on which the common stock is traded, or if the common stock is not listed on a United States national or regional stock exchange as reported by the Nasdaq National Market. Because the Market Price of the common stock is determined prior to any applicable Acquisition Date or Redemption Date, holders bear the market risk with respect to the value of the common stock to be received from the date of determination of the Market Price to an Acquisition Date or Redemption Date.

     Upon determination of the actual number of shares of common stock in accordance with the above provisions, Nextel will publicly announce this determination and file a Current Report on Form 8-K with the Securities and Exchange Commission.

     Nextel's right to pay the redemption price or tender price, or a portion of that price, in common stock is subject to the satisfaction of various conditions, including:

     - the registration of resales of the common stock under the Securities Act of 1933, if required, assuming the holder is not an affiliate of Nextel; and

     - compliance with any other applicable federal and state securities laws.

     If these conditions are not satisfied by the applicable Acquisition Date or Redemption Date, Nextel will pay the tender price or redemption price on the Acquisition Date or Redemption Date entirely in cash, except as provided in " -- Change of Control". See "VIII. United States Federal Tax Consequences."

  K. CHANGE OF CONTROL

     A "Change of Control" will be deemed to have occurred at any time after the original issuance of the zero coupon convertible preferred stock if there will occur:

      1. the acquisition by any Person, as defined below, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of Nextel entitling that Person to exercise 50% or more of the total voting power of all shares of capital stock of Nextel entitled to vote generally in elections of directors, other than any acquisition by Nextel, any subsidiary of Nextel, or any employee benefit plan of Nextel; or

      2. any consolidation of Nextel with, or merger of Nextel into, any other Person, any merger of another Person into Nextel, or any sale or transfer of all or substantially all of the assets of Nextel to another Person, other than:

        a. any transaction:

             - that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of common stock, and

             - under which holders of common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock, or equivalent unit of ownership interest, entitled to vote generally in the election of directors or other equivalent governing body of the continuing or surviving Person immediately after the transaction; and

        b. any merger that is effected solely to change the jurisdiction of incorporation of Nextel and results in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock;

provided, however, that a Change of Control will not be deemed to have occurred if either:

     - the closing price per share of the common stock for any five Trading Days within the period of 10 consecutive Trading Days ending immediately after the later of the Change of Control or the public announcement of the Change of Control in the case of a Change of Control under clause 1 above, or ending immediately before the Change of Control in the case of a Change of Control under clause 2 above, will equal or exceed 105% of the effective conversion price in effect on each of those Trading Days; the effective conversion price is determined by dividing the Liquidation Preference on that Trading Day, by the Conversion Rate in effect on that Trading Day, or

     - all of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Change of Control consists of common stock or equivalent securities traded on a national or regional securities exchange or quoted on the Nasdaq National Market and as a result of the transaction or transactions the zero coupon convertible preferred stock becomes convertible solely into common stock or equivalent securities.

     "Beneficial ownership" will be determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934,

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government, governmental agency, political subdivision of any government or governmental agency, or any other entity.

     Within 30 days after the occurrence of a Change of Control, Nextel is obligated to give to all holders of zero coupon convertible preferred stock notice, as provided in the certificate of designations, of the occurrence of the Change of Control and of the special conversion right or the special tender right arising as a result of the Change of Control, as described below. The notice of the Change of Control will be sufficiently given to holders if it is in writing and mailed, first class postage prepaid, to each holder at its address as it appears on the books of the transfer agent. Nextel must also deliver a copy of the notice of the Change of Control to the transfer agent.

     If:

     - a Change of Control occurs before December 23, 2005 or any earlier refinancing of, or termination of the covenants with respect to, Nextel's 9 3/4% Senior Redeemable Discount Notes Due 2004 or Nextel's 10 1/4% Senior Redeemable Discount Notes Due 2005 or Nextel's 10 1/8% Senior Redeemable Discount Notes Due 2004 (collectively, the "Old Senior Notes"), and

     - an offer to acquire all outstanding shares of zero coupon convertible preferred stock for cash on a date (the "Acquisition Date") that is not more than 45 days after the date of the Change of Control at a tender price equal to the Liquidation Preference of the zero coupon convertible preferred stock on the Acquisition Date is not made or all shares of zero coupon convertible preferred stock validly tendered and not withdrawn on the Acquisition Date are not acquired in that offer, then Nextel will give to each holder, in the same manner as the notice of the Change of Control, on or prior to the 45th day indicated above, a notice that will state that the Conversion Rate of the zero coupon convertible preferred stock will be adjusted on the date (the "Special Conversion Adjustment Date") that is 15 Trading Days after the date of the notice of the conversion adjustment, as follows:

     - if, in connection with a transaction described in clause 2 of the definition of a Change of Control, and after giving effect to any applicable adjustment to the Conversion Rate as described under " -- Conversion," the zero coupon convertible preferred stock would be convertible into cash, the Conversion Rate will be adjusted so that each share of zero coupon convertible preferred stock then outstanding will be convertible into the number of shares of common stock as will be equal to the Liquidation Preference of the zero coupon convertible preferred stock on the Special Conversion Adjustment Date divided by the amount of cash that would have been payable per share of common stock in the transaction, so that each share of zero coupon convertible preferred stock will be convertible into the amount of cash equal to its Liquidation Preference on the Special Conversion Adjustment Date;

     - if, following the Change of Control, and after giving effect to any applicable adjustment to the Conversion Rate as described under " -- Conversion," the zero coupon convertible preferred stock is convertible into common stock that is traded on a United States national or regional stock exchange or quoted on the Nasdaq National Market and either a shelf registration statement with respect to resales of the common stock is effective and available or the common stock is otherwise freely tradeable, assuming the holder is not an affiliate of Nextel, without registration under the Securities Act of 1933, then the Conversion Rate will be adjusted so that each share of zero coupon convertible preferred stock then outstanding will be convertible into the number of shares of common stock as will be equal to the Liquidation Preference of the zero coupon convertible preferred stock on the Special Conversion Adjustment Date divided by the Reference Price, as defined below, of the common stock; or

     - if, following the Change of Control, and after giving effect to any applicable adjustment to the Conversion Rate as described under " -- Conversion," the zero coupon convertible preferred stock is convertible into:

      1. common stock that is not traded on a United States national or regional stock exchange or quoted on the Nasdaq National Market or a shelf registration statement with respect to resales of the common stock is not effective and available or the common stock is not otherwise freely tradeable without registration under the Securities Act of 1933, other than as a result of the holder being an affiliate of Nextel, or

      2. property other than cash or common stock,

      then the Conversion Rate will be adjusted so that each share of zero coupon convertible preferred stock then outstanding will be convertible into the number of shares of common stock as will be equal to the Liquidation Preference of the zero coupon convertible preferred stock on the Special Conversion Adjustment Date divided by the Discounted Reference Price, as defined below, of the common stock.

     Notwithstanding the above, the special conversion adjustment will not be made if it would result in a lower Conversion Rate.

     The "Reference Price" means the average of the Sale Prices of the common stock for the ten Trading Day period ending on the third Business Day prior to the applicable Special Conversion Adjustment Date if the third Business Day prior to the applicable Special Conversion Adjustment Date is a Trading Day, or if that day is not a Trading Day, then on the last Trading Day prior to that third Business Day. The Reference Price will be adjusted to take into account the occurrence during the period of specified events that would result in an adjustment of the Conversion Rate under the certificate of designations with respect to the common stock.

     The "Discounted Reference Price" means 80% of the average of the Sale Prices of the common stock for:

     - if the zero coupon convertible preferred stock is convertible into common stock that is traded on a United States national or regional stock exchange or quoted on the Nasdaq National Market but a shelf registration statement with respect to resales of the common stock is not effective and available and the common stock is not otherwise freely tradeable, assuming the holder is not an affiliate of Nextel, without registration under the Securities Act of 1933, the ten Trading Day period ending on the third Business Day prior to the applicable Special Conversion Adjustment Date if the third Business Day prior to the applicable Special Conversion Adjustment Date is a Trading Day, or if that day is not a Trading Day, then on the last Trading Day prior to that third Business Day, and

     - if the zero coupon convertible preferred stock is convertible into common stock that is not traded on a United States national or regional stock exchange or quoted on the

     Nasdaq National Market, the most recent ten Trading Day period prior to the Special Conversion Adjustment Date for which Sales Prices are available.

     The Discounted Reference Price will be adjusted to take into account the occurrence during the period of specified events that would result in an adjustment of the Conversion Rate under the certificate of designations with respect to the common stock.

     To exercise the special conversion rights, a holder must comply with the provisions described under "-- Conversion" on or before the 30th day after the Special Conversion Adjustment Date, which is referred to as the "Special Conversion Expiration Date". If the special conversion rights are not exercised on or prior to the Special Conversion Expiration Date, the Conversion Rate of the zero coupon convertible preferred stock remaining outstanding will be adjusted immediately following the Special Conversion Expiration Date to the Conversion Rate in effect immediately prior to the Special Conversion Adjustment Date, giving effect to any adjustment to the Conversion Rate as described under " -- Conversion" as a result of events occurring after the date of the Change of Control.

     If a Change of Control occurs on or after December 23, 2005 or any earlier refinancing of, or termination of the covenants with respect to, the Old Senior Notes, a holder will have the right, at the holder's option, to require Nextel to acquire any or all of that holder's zero coupon convertible preferred stock, on the date (the "Acquisition Date") that is 45 days after the date of the notice of the Change of Control given by Nextel, at a tender price equal to the Liquidation Preference on the Acquisition Date. Nextel may, at its option, instead of paying the tender price in cash, pay all or part of the tender price in common stock or in a combination of cash and common stock. See "-- Payments in Common Stock."

     To exercise the special tender right, a holder must deliver, on or before the 30th day after the date of Nextel's notice of a Change of Control, a written notice to the transfer agent of the holder's exercise of this right, together with the zero coupon convertible preferred stock certificates with respect to which the right is being exercised. Any notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Acquisition Date. The notice of withdrawal will state the number of shares of zero coupon convertible preferred stock and the certificate numbers of the zero coupon convertible preferred stock certificates as to which the withdrawal notice relates and the number of any shares that remain subject to the holder's notice.

     Upon determination of the adjusted Conversion Rate or actual number of shares of common stock to be paid instead of cash in accordance with the above provisions, Nextel will publicly announce this determination and file a Current Report on Form 8-K with the Securities and Exchange Commission.

     If the transfer agent holds, in accordance with the terms of the certificate of designations, money or securities sufficient to pay the tender price on the Business Day following the Acquisition Date, then, on and after that date, the shares of zero coupon convertible preferred stock will cease to be outstanding and the Liquidation Preference on those shares will cease to accrete whether or not book-entry transfer of the zero coupon convertible preferred stock is made or the zero coupon convertible preferred stock is delivered to the transfer agent. All other rights of the holder will terminate, other than the right to receive the tender price upon delivery of the zero coupon convertible preferred stock certificate.

     Nextel will comply with the provisions of Rule 13e-4 of the Securities and Exchange Act of 1934 and any other tender offer rules under that act which may then be applicable in connection with the special tender rights of holders of the zero coupon convertible preferred stock in the event of a Change of Control.

     For a discussion of the tax treatment of a holder receiving cash or common stock due to its election to tender its zero coupon convertible preferred stock to Nextel on an Acquisition Date, see "VIII. United States Federal Tax Consequences."

     The special conversion and special tender rights of the holders of zero coupon convertible preferred stock that arise upon the occurrence of a Change of Control could discourage a potential acquiror of Nextel.

     The term "Change of Control" is limited to specified transactions and may not include other events that might adversely affect the financial condition of Nextel, nor would special conversion rights or the requirement that Nextel offer to acquire the zero coupon convertible preferred stock upon a Change of Control necessarily afford the holders of zero coupon convertible preferred stock protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Nextel.

  L. CONVERSION OR TENDER AT THE OPTION OF THE HOLDER

     On December 23, 2005 and December 23, 2008, each of which is referred to as an "Acquisition Date," Nextel will become obligated to acquire, at the option of the holder, any outstanding shares of zero coupon convertible preferred stock for which a written notice has been delivered by the holder to the office of the transfer agent at any time from the opening of business on the date that is 20 Business Days prior to an Acquisition Date until the close of business on that Acquisition Date and for which the notice has not been withdrawn, subject to some additional conditions.

     The notice must state the following:

     - the certificate numbers of the shares of zero coupon convertible preferred stock to be delivered for acquisition by Nextel;

     - the number of shares of zero coupon convertible preferred stock to be acquired;

     - that the zero coupon convertible preferred stock is to be acquired by Nextel under the applicable provisions of the certificate of designations; and

     - if Nextel elects to pay all or part of the tender price to be paid as of the Acquisition Date in common stock, but the tender price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of all or part of the tender price in common stock are not satisfied by the Acquisition Date, whether the holder elects:

      1. to withdraw the notice as to some or all of the zero coupon convertible preferred stock to which the notice relates, stating the certificate numbers of the shares of zero coupon convertible preferred stock as to which the withdrawal will relate, or

      2. to receive cash in respect of the entire tender price for all shares of zero coupon convertible preferred stock subject to the notice.

     If the holder fails to indicate in the notice and in any written notice of withdrawal relating to that notice the holder's choice with respect to the election described in the last bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire tender price for all shares of zero coupon convertible preferred stock subject to the notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash or common stock under its election to tender its zero coupon convertible preferred stock to Nextel on an Acquisition Date, see "VIII. United States Federal Tax Consequences."

     Any notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Acquisition Date. The notice of withdrawal will state the certificate numbers of the shares of zero coupon convertible preferred stock as to which the withdrawal notice relates and the number of shares, if any, which remain subject to the notice.

     The tender price payable in respect of a share of zero coupon convertible preferred stock will be equal to the Liquidation Preference on the Acquisition Date. Nextel may, at its option, instead of paying the tender price in cash, pay all or part of the tender price in common stock or in a combination of cash and common stock. See "-- Payments in Common Stock".

     Payment of the tender price for zero coupon convertible preferred stock for which a notice has been delivered by a holder and not withdrawn is conditioned upon book-entry transfer or delivery of the zero coupon convertible preferred stock, together with necessary endorsements, to the transfer agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for this purpose, at any time, whether before, on or after the Acquisition Date, after delivery of the holder's notice. Payment of the tender price will be made promptly following the later of the Acquisition Date or the time of book-entry transfer or delivery of the zero coupon convertible preferred stock. If the transfer agent holds, in accordance with the terms of the certificate of designations, money or securities sufficient to pay the tender price of the zero coupon convertible preferred stock on the Business Day following the Acquisition Date, then, on and after that date, the zero coupon convertible preferred stock will cease to be outstanding and the Liquidation Preference on that zero coupon convertible preferred stock will cease to accrete whether or not book-entry transfer of the zero coupon convertible preferred stock is made or the zero coupon convertible preferred stock is delivered to the transfer agent and all other rights of the holder will terminate, other than the right to receive the tender price upon delivery of the zero coupon convertible preferred stock.

     Nextel will comply with the provisions of Rule 13e-4 of the Securities Exchange Act of 1934 and any other tender offer rules under that act which may then be applicable and will file a Schedule 13E-4 or any other schedule required in connection with any offer by Nextel to acquire zero coupon convertible preferred stock at the option of holders under the above-described provisions of the certificate of designations.

     If Nextel becomes obligated to purchase any outstanding shares of zero coupon convertible preferred stock on an Acquisition Date, Nextel cannot make assurances that it would have sufficient funds to pay, or if it had sufficient funds would elect to pay, in cash for all the zero coupon convertible preferred stock tendered by the holders. In either case, Nextel could be required to issue shares of common stock to pay the tender price at valuations based on then prevailing market prices. See "II.B. Risk Factors -- Risk Factors Relating to the Zero Coupon Convertible Preferred Stock -- Nextel May Be Unable to Redeem or Otherwise Acquire for Cash the Zero Coupon Convertible Preferred Stock".

  M. LIQUIDATION RIGHTS

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Nextel after payment in full of the Liquidation Preference and any accrued and unpaid dividends on any Senior Securities, each holder of shares of zero coupon convertible preferred stock will be entitled, on an equal basis with the holders of any outstanding Parity Securities, to payment out of the assets of Nextel available for distribution of an amount equal to the Liquidation Preference of the zero coupon convertible preferred stock held by the holder, plus any Liquidated Damages as defined below, to the date fixed for liquidation, dissolution, or winding up before any distribution is made on any Junior Securities, including, without limitation, the common stock. After payment in full of the Liquidation Preference and all Liquidated Damages, if any, to which holders of zero coupon convertible preferred stock are entitled, holders of zero coupon convertible preferred stock will not be entitled to any further participation in any distribution of assets of Nextel. However, neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities, or other consideration, of all or substantially all of the property or assets of Nextel, nor the consolidation or merger of Nextel with or into one or more corporations, will be deemed to be a voluntary or involuntary liquidation, dissolution, or winding up of Nextel, unless that sale, conveyance, exchange, transfer, consolidation, or merger will be in connection with a liquidation, dissolution or winding up of the business of Nextel or reduction or decrease in capital stock.

     The term "Liquidated Damages" refers to accrual of an amount equal to:

     - 0.5% of the Liquidation Preference in respect of each share of zero coupon convertible preferred stock, and

     - 0.5% of the Liquidation Preference of the preferred stock divided by the Conversion Rate for each share of Nextel common stock issued upon conversion of the zero coupon convertible preferred stock payable to the holders of the zero coupon convertible preferred stock outstanding at the date of this prospectus in the event that this prospectus does not remain available for resales of any shares held by those persons for specified times.

     Persons who purchase shares offered by this prospectus will not be entitled to Liquidated Damages.

     Although the Liquidation Preference will be substantially in excess of the par value of the shares of the zero coupon convertible preferred stock, the certificate of designations will not contain any provision requiring funds to be set aside to protect the Liquidation Preference of the zero coupon convertible preferred stock.

  N. REPORTS

     The certificate of designations provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission, so long as any shares of zero coupon convertible preferred stock are outstanding, Nextel will furnish to holders of those shares:

     - all quarterly and annual financial information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K if Nextel were required to file those forms, including "Management's Discussion and

     Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report by Nextel's certified independent accountants, and

     - all current reports that would be required to be filed with the Securities and Exchange Commission on Form 8-K if Nextel were required to file those reports.

     In the event Nextel has filed any of those reports with the Securities and Exchange Commission, it will not be obligated to separately furnish those reports to any holder unless and until the holder requests a copy of the report. In addition, whether or not required by the rules and regulations of the Securities and Exchange Commission, Nextel will file a copy of all the above described information and reports with the Securities and Exchange Commission for public availability, unless the Securities and Exchange Commission will not accept these filings, and make this information available to securities analysts and prospective investors upon request.

  O. TRANSFER AND EXCHANGE

     A holder may transfer or exchange the zero coupon convertible preferred stock in accordance with the certificate of designations if the requirements of the transfer agent for the transfer or exchange are met. Transfers of the zero coupon convertible preferred stock and common stock are subject to specified restrictions, including specified restrictions on ownership of the zero coupon convertible preferred stock by holders who do not qualify as U.S. Holders after the E&P Notice Date. The transfer agent may require a holder to, among other things, furnish appropriate endorsements and transfer documents, and Nextel may require a holder to pay any taxes and fees required by law or permitted by the certificate of designations.

  P. AMENDMENT, SUPPLEMENT AND WAIVER

     Nextel may amend the certificate of designations with the consent of the holders of a majority of the zero coupon convertible preferred stock then outstanding, including consents obtained in connection with a tender offer or exchange offer for the zero coupon convertible preferred stock, and any past default or failure to comply with any provisions of the certificate of designations may also be waived with the consent of the holders. Without the consent of the holders of at least 66 2/3% of the then outstanding shares of zero coupon convertible preferred stock, an amendment or waiver may not, with respect to any shares of the zero coupon convertible preferred stock held by a non-consenting holder:

     - alter the voting rights with respect to the zero coupon convertible preferred stock or reduce the number of shares of the zero coupon convertible preferred stock whose holders must consent to an amendment, supplement or waiver;

     - reduce the amount of or rate of accretion of the Liquidation Preference of any share of the zero coupon convertible preferred stock or adversely alter the provisions with respect to the redemption of the zero coupon convertible preferred stock;

     - waive a default in the payment of any Liquidated Damages on the zero coupon convertible preferred stock;

     - make any change that adversely affects the right to convert the zero coupon convertible preferred stock or the right to require Nextel to purchase the zero coupon convertible preferred stock;

     - make any share of the zero coupon convertible preferred stock payable in currency other than United States dollars;

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

     - make any change in the provisions of the certificate of designations relating to waivers of the rights of holders of the zero coupon convertible preferred stock to receive the Liquidation Preference or any Liquidated Damages on the zero coupon convertible preferred stock; or

     - make any change in the above amendment and waiver provisions.

     Without the consent of any holder of the zero coupon convertible preferred stock and to the extent permitted by Delaware law, Nextel may, regardless of the above provisions, amend or supplement the certificate of designations to:

     - cure any ambiguity, defect or inconsistency;

     - provide for uncertificated shares of the zero coupon convertible preferred stock in addition to or in place of certificated shares of the zero coupon convertible preferred stock;

     - make any change that would provide any additional rights or benefits to the holders of the zero coupon convertible preferred stock; or

     - make any change that Nextel's board of directors determines, in good faith, is not materially adverse to holders of the zero coupon convertible preferred stock.

  Q. REISSUANCE

     Shares of the zero coupon convertible preferred stock redeemed for or converted into common stock or otherwise acquired by Nextel will assume the status of authorized but unissued convertible preferred stock and may be reissued after Nextel's acquisition in the same manner as the other authorized but unissued convertible preferred stock, but not as the zero coupon convertible preferred stock.

VI. TERMS OF EXISTING NEXTEL PREFERRED STOCK

  A. GENERAL

     Under the terms of the Securities Purchase Agreement dated as of April 4, 1995, as amended, among Nextel, Digital Radio L.L.C. and Craig O. McCaw (the "McCaw Securities Purchase Agreement"), Nextel issued to Digital Radio L.L.C. about 8.2 million shares of Class A Preferred Stock (of which about 7.9 million were outstanding on March 31, 1999), each with a stated value of $36.75 per share, which shares are convertible into an equal number of shares of Class C Preferred Stock (those shares of Class A Preferred Stock and any shares of Class C Preferred Stock issued upon conversion being convertible into about 23.7 million shares of Common Stock in the aggregate), and 82 shares of Class B Preferred Stock, convertible into an equal number of shares of common stock. In addition, Nextel has issued shares of the Series D Preferred Stock and the Series E Preferred Stock. Some of the significant terms of each class of preferred stock are summarized below.

  B. CLASS A PREFERRED STOCK

     The Class A Preferred Stock is the primary mechanism for providing Digital Radio L.L.C. with the economic benefits and corporate governance rights contemplated by the McCaw Securities Purchase Agreement. Holders of Class A Preferred Stock, voting separately as a class, are entitled to elect three members of the board of directors or, if greater than three, the number of directors, rounded up to the nearest whole number, equal to

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

25% of the entire board of directors (the "Class A Directors"), subject to the termination of these rights if Digital Radio L.L.C.'s equity interest in Nextel falls below specified levels. For so long as the operations committee of Nextel's board of directors is in existence, Digital Radio L.L.C. is entitled to have a majority of the members of the operations committee represented by Class A Directors or directors designated by Digital Radio L.L.C. under the terms of the Class B Preferred Stock or the McCaw Securities Purchase Agreement. With respect to matters other than the election of directors, shares of Class A Preferred Stock vote together as a class with shares of common stock and each share of Class A Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which that share is convertible.

     The operations committee consists of five members, three of whom are entitled to be selected from among Digital Radio L.L.C.'s representatives on the board of directors, as described above. The operations committee has the authority to formulate key aspects of Nextel's business strategy, including decisions relating to the technology used by Nextel, subject to existing equipment purchase agreements; acquisitions; the creation and approval of operating and capital budgets and marketing and strategic plans; approval of financing plans; endorsement of nominees to the board of directors; and nomination and oversight of specified executive officers. The board of directors, by a majority vote, may override actions taken or proposed by the operations committee, although doing so would give rise to a $25.0 million liquidated damages payment to Digital Radio L.L.C.; the commencement of accrual of a 12% dividend payable on the stated value of all outstanding shares of Class A Preferred Stock, with an aggregate stated value of about $290.5 million; and the immediate vesting of the options to purchase 1,000,000 shares granted to an affiliate of Digital Radio L.L.C.. However, the board of directors, by a defined super-majority vote, retains the power to override actions taken or proposed by the operations committee without triggering these consequences. In addition, the board of directors also may act to terminate the operations committee, although this action by the board of directors would, in specified circumstances, result in the obligation to make the $25.0 million liquidated damages payment, and result in the commencement of the 12% dividend accrual and the accelerated vesting of the related options. The McCaw Securities Purchase Agreement, the certificate of incorporation, and the Nextel by-laws also delineate a number of circumstances, chiefly involving or resulting from specified events with respect to Digital Radio L.L.C. or Mr. McCaw, in which the operations committee could be terminated but the liquidated damages payment, dividend accrual and vesting of options would not be required. Except for the accrual of the 12% dividend in the circumstances described above, shares of Class A Preferred Stock are entitled to dividends only to the extent declared or paid with respect to common stock, in amounts equal to the amounts that would be received had the Class A Preferred Stock been converted into common stock. Upon liquidation, dissolution or winding up of Nextel, the holders of Class A Preferred Stock are entitled to receive a liquidation preference equal to the stated value of the Class A Preferred Stock plus any accrued but unpaid dividends.

     Each share of Class A Preferred Stock is convertible at the election of the holder into three shares of common stock, subject to specified adjustments. Upon the occurrence of specified events, the shares of Class A Preferred Stock are automatically converted into shares of common stock. In addition, shares of Class A Preferred Stock are automatically converted into shares of Class C Preferred Stock on a one-for-one basis upon the occurrence of specified events, including the reduction of Digital Radio L.L.C.'s ownership interest below specified levels and foreclosure by a secured party upon shares of Class A Preferred

Stock pledged to that secured party. Shares of Class A Preferred Stock are also redeemable at Nextel's option upon the occurrence of specified events constituting a change in control, as defined in the terms of the certificate of incorporation, at a redemption price equal to the stated value of the Class A Preferred Stock plus the amount of any accrued or declared but unpaid dividends on the Class A Preferred Stock.

  C. CLASS B PREFERRED STOCK

     The purpose of the Class B Preferred Stock is to provide a protection for Digital Radio L.L.C.'s right to proportionate representation on the board of directors, to the extent not provided by Digital Radio L.L.C.'s ownership of Class A Preferred Stock, and to establish a mechanism for the payment of the $25.0 million liquidated damages payment contemplated by the McCaw Securities Purchase Agreement in the event that the board of directors takes specified actions with respect to the operations committee that give rise to this payment. Shares of Class B Preferred Stock are automatically converted on a one-for-one basis to shares of common stock if Digital Radio L.L.C.'s equity interest in Nextel falls below specified levels or if specified transfers of Class B Preferred Stock occur.

  D. CLASS C PREFERRED STOCK

     The purpose of the Class C Preferred Stock is to protect the economic attributes of the Class A Preferred Stock in the event that specified events resulting in the termination of the corporate governance rights associated with the Class A Preferred Stock occur. The terms of the Class C Preferred Stock are substantially the same as the terms of the Class A Preferred Stock except that holders of Class C Preferred Stock have no special voting rights in the election of directors, including the appointment of directors to the operations committee, and are not entitled to the 12% dividend in the circumstances in which shares of Class A Preferred Stock would be entitled to that dividend.

  E. SERIES D PREFERRED STOCK

     The Series D Preferred Stock ranks equally with the Class A Preferred Stock, the Class B Preferred Stock, the Class C Preferred Stock and the Series E Preferred Stock in all respects except two. First, the Series D Preferred Stock is junior with respect to dividend accruals and payments on the Class A Preferred Stock. Second, the Series D Preferred Stock is junior with respect to the $25.0 million cash payment on the Class B Preferred Stock. The circumstances under which these payments must be made are described above and are required to be made upon specific occurrences. Dividends on the Series D Preferred Stock are cumulative at 13% per annum and are payable quarterly in cash or, on or before July 15, 2002, at the sole option of Nextel, in additional shares of Series D Preferred Stock. The Series D Preferred Stock is mandatorily redeemable on July 15, 2009. It may be redeemed at specified prices in whole or in part at Nextel's option after December 15, 2005 and, in specified circumstances, after July 15, 2002. The Series D Preferred Stock is also exchangeable, in whole but not in part, at Nextel's option at any time after December 15, 2005, and sooner in some circumstances, into exchange debentures.

  F. SERIES E PREFERRED STOCK

     The Series E Preferred Stock ranks equally with the Class A Preferred Stock, the Class B Preferred Stock, the Class C Preferred Stock and the Class D Preferred Stock in all respects except two. First, the Series E Preferred Stock is junior with respect to dividend

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

accruals and payments on the Class A Preferred Stock. Second, the Series E Preferred Stock is junior with respect to the $25.0 million cash payment on the Class B Preferred Stock. The circumstances under which these payments must be made are described above and are required to be made upon specific occurrences. Dividends on the Series E Preferred Stock are cumulative at 11.125% per annum and are payable quarterly in cash or in additional shares of Series E Preferred Stock on or before February 15, 2003, at Nextel's sole option. The Series E Preferred Stock is mandatorily redeemable on February 15, 2010. It may be redeemed at specified prices in whole or in part at Nextel's option after December 15, 2005 and, in specified circumstances, after February 15, 2003. The Series E Preferred Stock is also exchangeable, in whole but not in part, at Nextel's option at any time after December 15, 2005, and sooner in some circumstances, into exchange debentures.

VII. DILUTION

     The following table provides information concerning net tangible book value and proforma dilution as of March 31, 1999. The net tangible book value deficit of the common stock as of March 31, 1999 was about $5.3 billion or $16.63 per share. Net tangible book value deficit per share represents the amount of Nextel's stockholders' equity, less intangible assets, divided by about 316,121,500 shares of common stock outstanding on March 31, 1999, after giving effect to the conversion of the outstanding shares of Nextel's non-voting common stock, the Class A Preferred Stock and the Class B Preferred Stock.

     For purposes of the following table, net tangible book value dilution per share represents the difference between $26.03375, which is the initial conversion price of the zero coupon convertible preferred stock, and the net tangible book value deficit per share of common stock as of March 31, 1999. After giving effect to the conversion of the zero coupon convertible preferred stock and assuming conversion of all of the zero coupon convertible preferred stock and taking into account the expenses to Nextel, the net tangible book value deficit per share of Nextel as of March 31, 1999 would have been $15.86. The following table illustrates this pro forma per share dilution:

Initial conversion price of the zero coupon convertible
preferred stock...............................................   $  26.03
  Net tangible book value deficit per share before
     conversion.....................................  $ (16.63)
  Increase per share attributable to conversion of
     the zero coupon convertible preferred stock....  $   0.77
                                                      --------
Pro forma net tangible book value deficit per share after
  conversion of the zero coupon convertible preferred stock...   $ (15.86)
                                                                 --------
Dilution of net tangible book value per share to holders of
  the zero coupon convertible preferred stock.................   $  41.89
                                                                 ========

VIII. UNITED STATES FEDERAL TAX CONSEQUENCES

     The following summary describes the principal United States federal income tax consequences of the purchase, ownership and disposition of zero coupon convertible preferred stock. This summary is based on the Internal Revenue Code of 1986, as amended to the date of this prospectus (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations ("Regulations"). Changes to any of these sources subsequent to the date hereof may affect the tax consequences described, possibly with

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

retroactive effect. No ruling has been or will be sought from the United States Internal Revenue Service (the "IRS") with respect to the United States federal income tax consequences of purchase, ownership or disposition of the zero coupon convertible preferred stock, and there is no guarantee that the IRS will agree with the statements contained in this section. This summary discusses only zero coupon convertible preferred stock held as a capital asset within the meaning of
Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a holder of the zero coupon convertible preferred stock in light of its particular circumstances or to holders subject to special rules, such as specified financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, persons holding zero coupon convertible preferred stock as part of a hedging or conversion transaction or as part of a straddle or holders whose functional currency is not the United States dollar. Persons considering the purchase of zero coupon convertible preferred stock should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used throughout this prospectus, the term "U.S. Holder" means a beneficial owner of zero coupon convertible preferred stock that is, for United States federal income tax purposes, any of the following:

     - a citizen or individual resident of the United States;

     - a corporation, or other entity treated as a corporation, created in or under the laws of the United States or of any state of the United States;

     - an estate the income of which is subject to United States federal income taxation regardless of its source;

     - a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, including specified trusts in existence on August 20, 1996 and treated as United States persons prior to that date and that timely elected to continue to be treated as United States persons; or

     - a partnership that is created or organized in or under the laws of the United States or of any state within the United States.

     The term "Non-U.S. Holder" means any holder that is not a U.S. Holder.

  A. GENERAL

  DEEMED DISTRIBUTIONS OF REDEMPTION PREMIUM

     Because the prices at which the zero coupon convertible preferred stock may be redeemed or acquired by Nextel exceeds the first price at which a substantial amount of the zero coupon convertible preferred stock was sold to the public for cash (the "issue price") by more than a de minimis amount, the excess of any redemption or acquisition price over the issue price (the "redemption premium") will be treated by Nextel as a series of constructive distributions of property with respect to the zero coupon convertible preferred stock. These constructive distributions of property should be taxable to holders periodically over the term of the zero coupon convertible preferred stock as dividends to the extent of Nextel's current and accumulated earnings and profits, as determined under United States federal income tax principles, under a constant interest rate method, as described below, at the time of each constructive distribution. However, Nextel's management believes that Nextel does not have

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

any current or accumulated earnings and profits and is unlikely to have them in the near future. Until the time at which Nextel has earnings and profits, holders should not be required to report any income from their investment in the zero coupon convertible preferred stock.

     The zero coupon convertible preferred stock is subject to:

     - mandatory redemption on December 23, 2013;

     - optional redemption after December 23, 2005; and

     - purchase by Nextel at the option of the holder on December 23, 2005 and December 23, 2008.

     The rules providing for the treatment of any redemption premium on preferred stock provide that if stock may be redeemed at more than one time, the redemption premium is to be calculated based on the redemption that is, among the possible alternatives, most likely to occur. However, because:

     - each of the above redemptions is for an amount equal to the Liquidation Preference of the zero coupon convertible preferred stock, which accretes on a constant yield to maturity basis; and

     - because any redemption premium is required to be accrued by holders on the same basis, as described below,

the amount of redemption premium accruing to holders in each taxable year generally should be the same irrespective of when the zero coupon convertible preferred stock is redeemed.

     For federal income tax purposes, the dollar value of the redemption premium is treated as a series of constructive distributions of property that accrue to holders under a constant interest rate method similar to that applicable to original issue discount. Under this method, holders will be treated as receiving distributions that increase in amount in successive accrual periods. The amount deemed distributed during the tax year is the sum of the daily portions of redemption premium with respect to the zero coupon convertible preferred stock for each day during the taxable year or portion of the year on which the holder holds the zero coupon convertible preferred stock. The daily portion is determined by allocating to each day in any accrual period a pro rata portion of the distribution allocable to that accrual period. Accrual periods of a holder may be of any length selected by the holder and may vary in length as long as no accrual period is longer than one year. The amount allocable to an accrual period is the product of the zero coupon convertible preferred stock's "adjusted issue price" at the beginning of the accrual period and the zero coupon convertible preferred stock's "yield to maturity," as determined under the Regulations. The "adjusted issue price" is the issue price of the zero coupon convertible preferred stock, increased by the amount deemed distributed in prior accrual periods.

     Nextel's management believes that Nextel does not have any current or accumulated earnings and profits and is unlikely to have current or accumulated earnings and profits in the near future. The amount of Nextel's earnings and profits in any given tax year will depend upon the financial performance of Nextel. However, to the extent that Nextel has current or accumulated earnings and profits for any taxable year in which a constructive distribution attributable to redemption premium is deemed made, the amount of the constructive distribution for that year would, to the extent of the current or accumulated earnings and profits allocable to the zero coupon convertible preferred stock, be treated as a dividend to the holder and would be taxable currently to the holder whether or not the holder received any actual cash distribution, increasing the holder's adjusted tax basis in its zero coupon convertible preferred stock by the amount of the distribution treated as a dividend. To the extent that all or a portion of the amount of a constructive distribution exceeds Nextel's current or accumulated earnings and profits for a taxable year allocable to the zero coupon convertible preferred stock, a holder will not recognize income to the extent of that excess. Rather, the excess would be treated as a return of capital to the holder to the extent of the holder's adjusted tax basis in the zero coupon convertible preferred stock. The holder would:

     - reduce its adjusted tax basis in the zero coupon convertible preferred stock by the amount of the excess, under rules generally applicable to corporate distributions; and

     - increase its adjusted tax basis in the zero coupon convertible preferred stock by the amount of the excess to reflect the notional receipt of additional zero coupon convertible preferred stock, under Section 305(c) of the Code.

These adjustments should result in no net effect on a holder's adjusted tax basis in its zero coupon convertible preferred stock.

     Nextel's determination of the manner in which the redemption premium on the zero coupon convertible preferred stock accrues is binding on each holder that does not explicitly disclose with its federal income tax return that its determinations with respect to the amount and manner of accrual of the redemption premium differ from Nextel's determinations.

  ADJUSTMENTS TO CONVERSION RATE

     Adjustments to the Conversion Rate of the zero coupon convertible preferred stock may result in a taxable distribution to a holder under Section 305 of the Code if the change has the effect of increasing the holder's proportionate interest in the earnings and profits or assets of Nextel. In general, anti-dilution adjustments are not treated as resulting in deemed distributions. However, an adjustment to the Conversion Rate resulting from a Change of Control, as well as other adjustments considered to compensate for taxable cash or property distributions to other stockholders, could result in a taxable deemed distribution to holders.

  B. U.S. HOLDERS

  DIVIDENDS

     Constructive distributions treated as dividends, such as those attributable to earnings and profits properly allocable to the zero coupon convertible preferred stock, will be taxable to U.S. Holders as ordinary dividend income at the time these constructive distributions are deemed made.

  DIVIDENDS RECEIVED DEDUCTION

     Constructive distributions of redemption premium with respect to the zero coupon convertible preferred stock will not be eligible for the dividends received deduction unless and until Nextel has current or accumulated earnings and profits. At that time, subject to specified exceptions and limitations, corporate U.S. Holders may be entitled to a dividends received deduction equal to 70 percent of the amount of any constructive distribution of redemption premium on the zero coupon convertible preferred stock that is taxable as a dividend to holders, that is only to the extent that Nextel has sufficient current or accumulated earnings and profits. With respect to a constructive distribution of redemption premium that is treated as a dividend, corporate U.S. Holders may be entitled to claim the dividends received deduction, but this deduction may be restricted, eliminated or offset by other tax rules that limit the availability of the dividends received deduction.

     The dividends received deduction is reduced for U.S. Holders that have incurred indebtedness that is directly attributable to an investment in the zero coupon convertible preferred stock, as well as for U.S. Holders that fail to meet specified holding period requirements. Under the holding period requirements, the U.S. Holder must hold the zero coupon convertible preferred stock for more than 45 days during the 90 day period surrounding the ex-dividend date; this is the 90 days equal to the 45 days prior to the ex-dividend date and 44 days after the ex-dividend date. For these purposes, the holding period does not include any period during which the U.S. Holder has diminished its risk of loss, including through holding "an option to sell . . . substantially identical stock or securities," or "by holding 1 or more positions with respect to substantially similar or related property." In the absence of authority directly on point, and while the matter is not free from doubt, the right of U.S. Holders to demand payment by causing Nextel to purchase the zero coupon convertible preferred stock on December 23, 2005 and December 23, 2008 for its Liquidation Preference in cash or common stock, which type of payment is at Nextel's option, should not be considered to be an option or position diminishing a U.S. Holder's risk of loss for purposes of this rule. Accordingly, these rights should not be considered to make the dividends received deduction unavailable. In the absence of controlling authority, however, there can be no assurance that the IRS would not take a contrary position and prevail.

     Further, if a dividend distribution either equals or exceeds five percent of the U.S. Holder's adjusted tax basis in the zero coupon convertible preferred stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend, or exceeds 20 percent of the U.S. Holder's adjusted tax basis in the zero coupon convertible preferred stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend, then the distribution may constitute an extraordinary dividend that requires the U.S. Holder to reduce its adjusted tax basis in the zero coupon convertible preferred stock by the amount of the dividend excluded from income under the dividends received deduction provisions. In the event that Nextel does not have earnings and profits in earlier years so that a U.S. Holder's basis has not increased significantly, a U.S. Holder's annual accrual of redemption premium may constitute an extraordinary dividend to the holder in later years if and when Nextel has earnings and profits.

     The revenue provisions of the President's fiscal year 2000 budget proposal (the "Budget Proposal") contain a proposal that would reduce the dividends received deduction for holders of stock that have incurred any indebtedness attributable to an investment in the stock, even if the indebtedness is only indirectly attributable to the investment. Further, the Budget Proposal suggests that the dividends received deduction be eliminated with respect to dividends paid on certain "nonqualified preferred stock" (preferred stock that may be or must be redeemed by the issuer). It is not known at this time whether the revenue provisions of the Budget Proposal will be enacted. U.S. Holders are strongly encouraged to consult their own tax advisors concerning the effect of the above-described proposals, if the proposals become law, on their particular tax positions.

  SALE OR OTHER DISPOSITION OF THE ZERO COUPON CONVERTIBLE PREFERRED STOCK

     Except as described below, a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of zero coupon convertible preferred stock in an amount equal to the difference between the amount realized and the holder's adjusted tax basis in the zero coupon convertible preferred stock. The U.S. Holder's adjusted tax basis in zero coupon convertible preferred stock will be the cost of the stock, increased by any amounts of redemption premium constructively distributed and treated as a dividend while the holder held the zero coupon convertible preferred stock. The capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the zero coupon convertible preferred stock for more than one year at the time of disposition. Long-term capital gains recognized by noncorporate taxpayers are subject to tax at a maximum rate of 20 percent. The deductibility of capital losses is subject to limitations.

  REDEMPTION OF ZERO COUPON CONVERTIBLE PREFERRED STOCK

     A redemption or other purchase by Nextel of the zero coupon convertible preferred stock for cash will be treated, depending on the facts and circumstances of each U.S. Holder, as a distribution on the zero coupon convertible preferred stock, or a taxable exchange of the zero coupon convertible preferred stock. A transaction of this type will be treated as a taxable exchange of the zero coupon convertible preferred stock if it results in either a complete termination of the U.S. Holder's interest in Nextel or a "meaningful reduction," as determined under Section 302 of the Code, of the U.S. Holder's interest in Nextel. In determining whether a complete termination or meaningful reduction has occurred, the U.S. Holder is deemed to own stock of Nextel that is owned by specified related persons or that is the subject of an option of the U.S. Holder or of a related person.

     If the redemption or other purchase does not result in a complete termination or meaningful reduction of the U.S. Holder's interest in Nextel, it will be treated as a distribution on stock to a U.S. Holder. The amount of the distribution will be the amount of the cash received by the U.S. Holder. This distribution will be treated first as a dividend, to the extent of Nextel's current or accumulated earnings and profits, then, as a return of capital, to the extent of the basis in the holder's remaining stock of Nextel, and thereafter, as capital gain.

     To the extent that a redemption or other purchase is treated as an exchange of zero coupon convertible preferred stock, the U.S. Holder will be treated in the same manner as if the U.S. Holder had sold its zero coupon convertible preferred stock. See the above discussion in "-- Sale or Other Disposition of the Zero Coupon Convertible Preferred Stock."

     Upon redemption or other purchase by Nextel in exchange for common stock, a U.S. Holder's exchange of zero coupon convertible preferred stock for common stock should be treated as occurring as a result of a recapitalization of Nextel. In this case, the U.S. Holder should not recognize gain or loss at the time of the redemption. A U.S. Holder's initial basis in the common stock received should equal the U.S. Holder's basis in the zero coupon convertible preferred stock surrendered in exchange for the common stock, and the U.S. Holder's holding period in the common stock received should include the U.S. Holder's holding period in the exchanged zero coupon convertible preferred stock.

  CONVERSION OF ZERO COUPON CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK

     The conversion by a U.S. Holder of its zero coupon convertible preferred stock into common stock should not give rise to the recognition of income, gain or loss at the time of the conversion, assuming that no cash is received at that time. Cash received instead of fractional shares of common stock will be treated as if the U.S. Holder received the fractional share and exchanged it for cash; the excess, if any, of the cash received over the U.S. Holder's adjusted tax basis attributable to the fractional share should be treated as capital gain. The U.S. Holder will take an adjusted tax basis in the common stock equal to its adjusted tax basis in the zero coupon convertible preferred stock at the time of conversion. The U.S. Holder's adjusted tax basis in the zero coupon convertible preferred stock would include any accruals of redemption premium taken into account by the holder, notwithstanding that the holder did not actually receive any redemption premium and forfeited its rights to any redemption premium by virtue of the conversion. Upon subsequent sale by the U.S. Holder of the common stock received upon conversion, any excess of the adjusted tax basis of the common stock over the amount realized should be treated as a capital loss.

  C. PERSONS WHO DO NOT QUALIFY AS U.S. HOLDERS

  DEEMED DISTRIBUTIONS OF REDEMPTION PREMIUM

     In general, Non-U.S. Holders would be subject to United States income taxation on dividends, including constructive dividends, paid or deemed paid by Nextel on the zero coupon convertible preferred stock. With respect to Non-U.S. Holders that are not engaged in a United States trade or business, dividends, including constructive dividends, paid or deemed paid by Nextel to those holders would be subject to United States tax at a 30 percent rate, unless reduced by an applicable income tax treaty. This United States tax liability may be collected by withholding or, if not so collected, through the filing of a United States tax return and payment of United States tax by a Non-U.S. Holder. However, Nextel currently expects that those holders will not hold the zero coupon convertible preferred stock for any taxable year of Nextel with respect to which Nextel has current or accumulated earnings and profits. See also "V.H. Description of Zero Coupon Convertible Preferred Stock -- Mandatory Conversion," above. Therefore, it is not anticipated that Non-U.S. Holders would be liable for United States tax in respect of constructive distributions on the zero coupon convertible preferred stock.

     At present, Nextel does not have either current or accumulated earnings and profits as determined for United States tax purposes, and Nextel currently believes it is unlikely to have earnings and profits until after December 31, 2000. Moreover, since Nextel lacks earnings and profits and the zero coupon convertible preferred stock has deemed dividends, rather than actual distributions of cash or property, Nextel believes that it is reasonable to take the position that there is no obligation to withhold United States tax in respect of the zero coupon convertible preferred stock until that time. If a withholding agent collects United States tax from sales proceeds or otherwise on account of Non-U.S. Holder in respect of the zero coupon convertible preferred stock for a taxable year when Nextel has no earnings and profits, the holder may claim a refund of the excess withholding tax by filing a United States tax return. Nextel will upon request provide the information reasonably necessary to support the claim.

  SALE, REDEMPTION OR OTHER DISPOSITION OF THE ZERO COUPON CONVERTIBLE PREFERRED STOCK

     Except as provided below, a Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain realized on the sale or other disposition of the zero coupon convertible preferred stock, unless:

     - the gain is effectively connected with a United States trade or business;

     - the Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of the disposition and specified other requirements are met; or

     - the gain is attributable to accrued dividends constructively distributed on the zero coupon convertible preferred stock while owned by the Non-U.S. Holder if not previously subject to withholding of United States tax.

     If proceeds from the disposition of the zero coupon convertible preferred stock are effectively connected with a United States trade or business of the Non-U.S. Holder, or that holder is otherwise subject to United States federal income taxation on a net income basis, the holder generally will be subject to the rules described above under "U.S. Holders -- Sale or Other Disposition of the Zero Coupon Convertible Preferred Stock," subject to any modification provided under an applicable income tax treaty. The Non-U.S. Holder may also be subject to the United States branch profits tax if the holder is a corporation. To the extent that a redemption or other purchase by Nextel for cash is treated as a sale or exchange of zero coupon convertible preferred stock by a Non-U.S. Holder rather than as a distribution on stock, according to the rules stated above under "U.S. Holders -- Redemption of Zero Coupon Convertible Preferred Stock," the Non-U.S. Holder will be treated in the same manner as if that holder had sold its zero coupon convertible preferred stock. To the extent that a redemption or other purchase by Nextel is treated as a distribution on stock, the amount of cash received by Non-U.S. Holder should be treated first as a dividend to the extent of any earnings and profits of Nextel, then, as a return of capital to the extent of the basis in the Non-U.S. Holder's remaining stock of Nextel, and thereafter, as capital gain.

     Upon redemption or other purchase by Nextel in exchange for common stock, including a Mandatory Conversion, a Non-U.S. Holder's exchange of zero coupon convertible preferred stock for common stock should be treated as occurring due to a recapitalization of Nextel. In this case, a Non-U.S. Holder should not recognize gain or loss at the time of the redemption or other purchase, except that gain should be recognized to the extent of cash received by that holder instead of fractional shares in the manner described in "-- U.S. Holders -- Conversion of Zero Coupon Convertible Preferred Stock into Common Stock" above. A Non-U.S. Holder's initial basis in the common stock received should equal that holder's basis in the zero coupon convertible preferred stock surrendered in exchange for the common stock, increased by any gain recognized at the time of the redemption or other purchase, and the Non-U.S. Holder's holding period in the common stock received should include the Non-U.S. Holder's holding period in the zero coupon convertible preferred stock surrendered.

     If, contrary to Nextel's expectations, Nextel determines that it has earnings and profits allocable to the zero coupon convertible preferred stock during a taxable year of Nextel in which a Non-U.S. Holder held the zero coupon convertible preferred stock, Nextel or a withholding agent may withhold from the proceeds of a redemption by Nextel for cash or common stock in order to satisfy any resulting withholding tax liability.

  D. INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to specified payments of dividends and principal on, and to the proceeds of sales or redemptions of, zero coupon convertible preferred stock made to U.S. Holders other than specified exempt recipients, such as corporations. A 31 percent backup withholding tax will apply to these payments if the U.S. Holder fails to provide a taxpayer identification number or certification of exempt status, or otherwise fails to comply with Regulations on reporting. Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or a credit against the U.S. Holder's United States federal income tax liability, assuming that the required information is furnished to the IRS by the U.S. Holder.

     Backup withholding generally will not apply to payments made to a Non-U.S. Holder of zero coupon convertible preferred stock that provides the appropriate certification of foreign status. Payments by a United States office of a broker of the proceeds of a disposition of the zero coupon convertible preferred stock generally will not be subject to backup withholding if the Non-U.S. Holder certifies that it does not qualify as a U.S. Holder under penalties of perjury or otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of the disposition of the zero coupon convertible preferred stock by or through a foreign office of a United States broker or a foreign broker that is a related person, unless the Non-U.S. Holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption.

IX. PLAN OF DISTRIBUTION

     The Shares may be sold from time to time to purchasers directly by the Selling Stockholders or alternatively, through underwriters, broker-dealers or agents. The Shares may be sold by the Selling Stockholders in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or quotation service on which the Shares may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on an exchange or over-the-counter market; and

     - through the writing of options.

     In connection with sales of the Shares, the Selling Stockholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell the securities short and deliver them to close out the short positions, or loan or pledge the securities to broker-dealers that in turn may sell them.

     The Selling Stockholders and any of their brokers, dealers or agents who participate in the distribution of the securities may be deemed to be "underwriters", and any profits on the sale of the securities by them and any discounts, commissions, or concessions received by any brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     To the best knowledge of Nextel, there are currently no plans, arrangements or understandings between any Selling Stockholders and any broker, dealer, agent or underwriter regarding the sale of the securities by the Selling Stockholders.

     At any time a particular offer of the securities is made, a revised prospectus or supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Seller Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Any supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, the securities covered by this prospectus may be sold in private transactions or under Rule 144 rather than under this prospectus.

     Nextel has agreed to indemnify the Selling Stockholders against specified liabilities under the Securities Act of 1933 and to pay substantially all of the expenses incidental to the registration, offering and sale of the securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

X. LEGAL MATTERS

     Jones, Day, Reavis & Pogue, Atlanta, Georgia, will pass upon the validity of the securities offered by this prospectus.

XI. EXPERTS

     The consolidated financial statements and related financial statement schedules of Nextel that are incorporated into this prospectus by reference from Nextel's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

XII. WHERE YOU CAN GET MORE INFORMATION

  A. AVAILABLE INFORMATION

     Nextel files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the public reference facilities maintained by the Commission at:

     - The Commission's Public Reference Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and

     - The Commission's regional offices at:

      - World Trade Center, 13th Floor, New York, New York 10048, and

      - Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC- 0330. Nextel's filings are also available on the Commission's Web site on the Internet at http://www.sec.gov.

     Nextel filed a registration statement with the Commission under the Securities Act of 1933 to register the zero coupon convertible preferred stock and underlying common stock that is offered under this prospectus. As allowed by the Commission's rules, this prospectus does not contain all of the information you can find in the registration statement and its exhibits. As a result, statements in this prospectus concerning the contents of any contract, agreement or other document are not necessarily complete. If Nextel filed any relevant contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

  B. INCORPORATION OF DOCUMENTS BY REFERENCE

     The Commission allows Nextel to "incorporate by reference" information into this prospectus. This means that Nextel can disclose information to you by referring you to another document filed by Nextel with the Commission. Nextel will make those documents available to you without charge upon your oral or written request. Requests for those documents should be directed to Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191,
Attention: Investor Relations, telephone: (703) 433-4000.

     This prospectus incorporates by reference the following documents:

     - Annual Report on Form 10-K for the year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999;

     - Current Reports on Form 8-K:

      - dated and filed with the Commission on February 24, 1999;

      - dated and filed with the Commission on April 1, 1999; and

      - dated May 12, 1999 and filed with the Commission on May 13, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, dated and filed with the Commission on May 17, 1999;

     - Proxy Statement, dated as of April 7, 1999, filed with the Commission in definitive form on April 8, 1999, with respect to the information required by Items 401 (management), 402 (executive compensation), 403 (securities ownership) and 404 (certain relationships and related transactions) of Regulation S-K promulgated under the Securities Act of 1933 and the Securities and Exchange Act of 1934; and

     - The description of the common stock contained in the Registration Statement on Form 8-A dated January 16, 1992 including the information incorporated by reference into that registration statement from the Registration Statement on Form S-1, as amended, dated as of January 27, 1992.

     Nextel is also incorporating by reference additional documents it may file according to Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 after the date of this prospectus and before the termination of the offering. This additional information is a part of this prospectus from the date of filing of any documents.

     Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement modified or superseded in this manner will not be deemed, except as modified or superseded, to constitute a part of this prospectus.

     The information relating to Nextel contained in this prospectus should be read together with the information in the documents incorporated by reference. In addition, some of the information, including financial information, contained in this prospectus or incorporated in this prospectus by reference should be read in conjunction with documents filed with the Commission by Nextel International.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses and costs to be incurred by Nextel Communications, Inc. in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions which will be borne by the selling stockholders. All the amounts shown are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission filing fee.............    $ 55,762
Printing expenses.........................................    $ 45,000
Legal fees and expenses...................................    $ 70,000
Accounting fees and expenses..............................    $ 10,000
Transfer agent fees.......................................    $  3,500
Miscellaneous expenses....................................    $    738
                                                              --------
          Total...........................................    $185,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Set forth below is a description of certain provisions of the Restated Certificate of Incorporation, as amended (the "Nextel Charter"), of Nextel Communications, Inc. ("Nextel"), the Amended and Restated By-laws of Nextel (the "Nextel By-laws"), and the Delaware General Corporation Law (the "DGCL"). This description is intended as a summary only and is qualified in its entirety by reference to the Nextel Charter, the Nextel By-laws, and the DGCL.

     Elimination of Liability in Certain Circumstances. The Nextel Charter provides that, to the full extent provided by law, a director will not be personally liable to Nextel or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director. The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders, except for liability (1) for any breach of the director's duty of loyalty to such corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.

     While Article 7 of the Nextel Charter provides directors with protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, Article 7 will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of the duty of care. The provisions of
Article 7 as described above apply to officers of Nextel only if they are directors of Nextel and are acting in their capacity as directors, and do not apply to officers of Nextel who are not directors.

     Indemnification and Insurance. Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     Article 6 of the Nextel Charter and Article VII of the Nextel By-laws provide to directors and officers indemnification to the full extent provided by law, thereby affording the directors and officers of Nextel the protections available to directors and officers of Delaware corporations. Article VII of the Nextel By-laws also provides that expenses incurred by a person in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer shall be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Nextel as authorized by relevant Delaware law. Nextel has obtained directors and officers liability insurance providing coverage to its directors and officers.

     On September 12, 1991, the Board of Directors of Nextel unanimously adopted resolutions authorizing Nextel to enter into an Indemnification Agreement (the "Indemnification Agreement") with each director of Nextel. Nextel has entered into an Indemnification Agreement with each of its directors and officers.

     One of the purposes of the Indemnification Agreements is to attempt to specify the extent to which persons entitled to indemnification thereunder (the "Indemnitees") may receive indemnification under circumstances in which indemnity would not otherwise be provided by the DGCL. Pursuant to the Indemnification Agreements, an Indemnitee is entitled to indemnification as provided by Section 145 of the DGCL and to indemnification for any amount which the Indemnitee is or becomes legally obligated to pay relating to or arising out of any claim made against such person because of any act, failure to act, or neglect or breach of duty, including any actual or alleged error, misstatement, or misleading statement, which such person commits, suffers, permits, or acquiesces in while acting in the Indemnitee's position with Nextel. The Indemnification Agreements are in addition to and are not intended to limit any rights of indemnification which are available under the Nextel Charter or the Nextel By-laws, any policy of insurance or otherwise. Nextel is not required under the Indemnification Agreements to make payments in excess of those expressly provided for in the DGCL in connection with any claim against the
Indemnitee:

      (1) which results in a final, nonappealable order directing the Indemnitee to pay a fine or similar governmental imposition which Nextel is prohibited by applicable law from paying; or

      (2) based upon or attributable to the Indemnitee gaining in fact a personal profit to which he was not legally entitled including, without limitation, profits made from the purchase and sale by the Indemnitee of equity securities of Nextel which are recoverable by Nextel pursuant to
      Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and profits arising from transactions in publicly traded securities of Nextel which were effected by the Indemnitee in violation of
      Section 10(b) of the Exchange Act or Rule 10b-5 promulgated thereunder.

     In addition to the rights to indemnification specified therein, the Indemnification Agreements are intended to increase the certainty of receipt by the Indemnitee of the benefits to which he or she is entitled by providing specific procedures relating to indemnification.

     The Indemnification Agreements are also intended to provide increased assurance of indemnification by prohibiting Nextel from adopting any amendment to the Nextel Charter or the Nextel By-laws which would have the effect of denying, diminishing or encumbering the Indemnitee's rights pursuant thereto or to the DGCL or any other law as applied to any act or failure to act occurring in whole or in part prior to the effective date of such amendment.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBITS
-------                      -----------------------
4.1.1      -- Restated Certificate of Incorporation of Nextel (filed on
              July 31, 1995 as Exhibits No. 4.1.1 and 4.1.2 to Nextel's
              Post-Effective Amendment No. 1 on Form S-8 to
              Registration Statement No. 33-91716 on Form S-4 (the
              "Nextel S-8 Registration Statement") and incorporated
              herein by reference).
4.1.2      -- Certificate of Designation of the Powers, Preferences and
              Relative, Participating, Optional and Other Special Rights
              of 13% Series D Exchangeable Preferred Stock and
              Qualifications, Limitations and Restrictions Thereof
              (filed on July 21, 1997 as Exhibit 4.1 to the Current
              Report on Form 8-K dated on July 21, 1997 and
              incorporated herein by reference).
4.1.3      -- Certificate of Designation of the Powers, Preferences and
              Relative, Participating, Optional and Other Special Rights
              of 11.125% Series E Exchangeable Preferred Stock and
              Qualifications, Limitations and Restrictions Thereof
              (filed on February 12, 1998 as Exhibit 4.1 to the Current
              Report on Form 8-K dated on February 11, 1998 (the
              "February 11 Form 8-K") and incorporated herein by
              reference).
4.1.4      -- Certificate of Designation of the Powers, Preferences and
              Relative, Participating, Optional and Other Special Rights
              of Zero Coupon Convertible Preferred Stock due 2013 and
              Qualifications, Limitations and Restrictions Thereof
              (filed on February 10, 1999 as Exhibit 4.16 to Nextel's
              Registration Statement on Form S-4 (the "February 1999
              Form S-4") and incorporated herein by reference).
4.2        -- Amended and Restated By-laws of Nextel (filed on July 31,
              1995 as Exhibit No. 4.2 to the Nextel S-8 Registration
              Statement and incorporated herein by reference).
4.3.1      -- Indenture between Old Nextel and The Bank of New York, as
              Trustee, dated August 15, 1993 (the "August Indenture")
              (filed on December 23, 1993 as Exhibit 4.13 to Old
              Nextel's Registration Statement No. 33-73388 on Form S-4
              and incorporated herein by reference).
4.3.2      -- Supplemental Indenture, dated as of June 30 1995, to the
              August Indenture between Nextel and The Bank of New York
              (filed on November 14, 1995 as Exhibit 4.1 to Nextel's
              Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1995 (the "November 14 Form 10-Q") and
              incorporated herein by reference).
4.3.3      -- Second Supplemental Indenture, dated as of July 28, 1995, to the August Indenture between ESMR, Inc. (now known as
              Nextel), as Successor by Merger to Nextel and The Bank of
              New York (relating to the August Indenture) (filed on
              November 14, 1995 as Exhibit 4.3 to the November 14 Form
              10-Q and incorporated herein by reference).

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBITS
-------                      -----------------------
4.3.4      -- Third Supplemental Indenture, dated as of June 13, 1997, to the August Indenture between Nextel Communications, Inc.
              and The Bank of New York, as Trustee (filed on June 17,
              1997 as Exhibit 4.1 to the Current Report on Form 8-K
              dated June 13, 1997 (the "June 13 Form 8-K") and
              incorporated herein by reference).
4.3.5      -- Fourth Supplemental Indenture, dated March 24, 1998, to the August Indenture between Nextel Communications, Inc. and
              The Bank of New York, as Trustee (filed on May 13, 1998
              as Exhibit 4.3 to Nextel's Quarterly Report on Form 10-Q
              for the quarter ended March 31, 1998 (the "May 13 Form
              10-Q") and incorporated herein by reference).
4.4.1      -- Indenture between Old Nextel and the Bank of New York, as
              Trustee, dated as of February 15, 1994 (the "February
              Indenture") (filed on March 1, 1994 as Exhibit 4.1 to Old
              Nextel's Current Report on Form 8-K dated February 16,
              1994 and incorporated herein by reference).
4.4.2      -- Supplemental Indenture dated as of June 30, 1995 to the
              February Indenture between Old Nextel and The Bank of New
              York (filed on November 14, 1995 as Exhibit 4.2 to the
              November 14 Form 10-Q and incorporated herein by
              reference).
4.4.3      -- Second Supplemental Indenture, dated as of July 28, 1995, to the February Indenture between ESMR, Inc. (now known as
              Nextel), as Successor by Merger to Old Nextel and The
              Bank of New York (relating to the February Indenture)
              (filed on November 14, 1995 as Exhibit 4.4 to the
              November 14 Form 10-Q and incorporated herein by
              reference).
4.4.4      -- Third Supplemental Indenture, dated as of June 13, 1997, to the February Indenture between Nextel Communications,
              Inc., and The Bank of New York, as Trustee (filed on June
              17, 1997 as Exhibit 4.2 to the June 13 Form 8-K and
              incorporated herein by reference).
4.5.1      -- Indenture for Senior Redeemable Discount Notes due 2004,
              dated as of January 13, 1994, between OneComm Corporation
              (formerly called CenCall Communications Corp.) and The
              Bank of New York (the "OneComm Indenture") (filed on June
              7, 1995 as Exhibit 99.2 to Nextel's Registration
              Statement No. 33-93182 on Form S-4 (the "OneComm S-4
              Registration Statement") and incorporated herein by
              reference).
4.5.2      -- Supplemental Indenture, dated as of June 30, 1995, to the
              OneComm Indenture between OneComm Corporation (formerly
              called CenCall Communications Corp.) and The Bank of New
              York (filed on November 14, 1995 as Exhibit 10.12 to the
              November 14 Form 10-Q and incorporated herein by
              reference).
4.5.3      -- Second Supplemental Indenture, dated as of July 28, 1995, to the OneComm Indenture between Nextel (formerly known as
              ESMR, Inc.), as successor to OneComm Corporation and The
              Bank of New York (filed on November 14, 1995 as Exhibit
              10.13 to the November 14 Form 10-Q and incorporated
              herein by reference).

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBITS
-------                      -----------------------
4.5.4      -- Third Supplemental Indenture, dated as of June 13, 1997, to the OneComm Indenture between Nextel and The Bank of New
              York (filed on June 17, 1997 as Exhibit 4.5 to the June
              13 Form 8-K and incorporated herein by reference).
4.6.1      -- Indenture for Senior Redeemable Discount Notes due 2004,
              dated as of April 25, 1994, between Dial Call
              Communications, Inc. and The Bank of New York (the "Dial
              Call 2004 Indenture") (filed on June 7, 1995 as Exhibit
              99.4 to the OneComm S-4 Registration Statement and
              incorporated herein by reference).
4.6.2      -- Supplemental Indenture, dated as of August 7, 1995, to
              the Dial Call 2004 Indenture between Dial Call
              Communications, Inc. and The Bank of New York (filed on
              December 5, 1995 as Exhibit 99.3 to the Nextel's
              Registration Statement No. 33-80021 on Form S-4 (the
              "Dial Page S-4 Registration Statement") and incorporated
              herein by reference).
4.6.3      -- Second Supplemental Indenture, dated as of January 30,
              1996, to the Dial Call 2004 Indenture between Dial Page,
              Inc. (as successor to Dial Call Communications, Inc.) and
              The Bank of New York (filed on April 1, 1996 as Exhibit
              4.26 to Nextel's Annual Report on Form 10-K for the year
              ended December 31, 1995 (the "1995 Form 10-K") and
              incorporated herein by reference).
4.6.4      -- Third Supplemental Indenture, dated as of January 30,
              1996, to the Dial Call 2004 Indenture between Nextel (as
              successor to Dial Page, Inc.) and The Bank of New York
              (filed on April 1, 1996 as Exhibit 4.27 to the 1995 Form
              10-K and incorporated herein by reference).
4.6.5      -- Fourth Supplemental Indenture, dated as of June 13, 1997, to the Dial Call 2004 Indenture between Nextel and The Bank of New York (filed on June 17, 1997 as Exhibit 4.3 to the
              June 13 Form 8-K and incorporated herein by reference).
4.6.6      -- Fifth Supplement Indenture, dated March 24, 1998, to the
              Dial Call 2004 Indenture between Nextel and The Bank of New
              York (filed on May 13, 1998 as Exhibit 4.4 to the May 13
              Form 10-Q and incorporated herein by reference).
4.7.1      -- Indenture for Senior Discount Notes due 2005, dated as of
              December 22, 1993, between Dial Call Communications, Inc.
              and The Bank of New York (the "Dial Call 2005 Indenture")
              (filed as Exhibit 99.3 to the OneComm S-4 Registration
              Statement and incorporated herein by reference).
4.7.2      -- Supplemental Indenture, dated as of April 25, 1994, to
              the Dial Call 2005 Indenture between Dial Call
              Communications, Inc. and The Bank of New York (filed on
              April 1, 1996 as Exhibit 4.29 to the 1995 Form 10-K and
              incorporated herein by reference).
4.7.3      -- Supplemental Indenture, dated as of June 30, 1995, to the
              Dial Call 2005 Indenture between Dial Call Communications,
              Inc. and The Bank of New York (filed on December 5, 1995
              as Exhibit 99.4 to the Dial Page S-4 Registration
              Statement and incorporated herein by reference).
4.7.4      -- Third Supplemental Indenture, dated as of January 30,
              1996, to the Dial Call 2005 Indenture between Dial Page Inc.
              (as successor to Dial Call Communications, Inc.) and The
              Bank of New York (filed on April 1, 1996 as Exhibit 4.31
              to the 1995 Form 10-K and incorporated herein by
              reference).

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBITS
-------                      -----------------------
4.7.5      -- Fourth Supplemental Indenture, dated as of January 30,
              1996, to the Dial Call 2005 Indenture between Nextel (as
              successor to Dial Page, Inc.) and The Bank of New York
              (filed on April 1, 1996 as Exhibit 4.32 to the 1995 Form
              10-K and incorporated herein by reference).
4.7.6      -- Fifth Supplemental Indenture, dated as of June 13, 1997, to the Dial Call 2005 Indenture between Nextel and The Bank of New York (filed on June 17, 1997 as Exhibit 4.4 to the
              June 13 Form 8-K and incorporated herein by reference).
4.8.1      -- Indenture for Senior Discount Notes due 2007, dated as of
              March 6, 1997, between McCaw International, Ltd. (now known as Nextel International) and The Bank of New York, as
              Trustee (the "NI 2007 Indenture") (filed on March 31,
              1997 as Exhibit 4.24 to Nextel's Annual Report on Form
              10-K for the year ended December 31, 1996 (the "1996 Form
              10-K") and incorporated herein by reference).
4.8.2      -- Warrant Agreement, dated as of March 6, 1997, between
              McCaw International, Ltd. and The Bank of New York (filed on
              March 31, 1997 as Exhibit 4.26 to the 1996 Form 10-K and
              incorporated herein by reference).
4.9        -- Indenture dated September 17, 1997 between Nextel
              Communications, Inc. and Harris Trust and Savings Bank, as
              Trustee, relating to Nextel's 10.65% Senior Redeemable
              Discount Notes due 2007 (filed on September 22, 1997 as
              Exhibit 4.1 to Nextel's Current Report on Form 8-K dated
              September 22, 1997 and incorporated herein by reference).
4.10       -- Indenture dated as of October 22, 1997 between Nextel
              Communications, Inc. and Harris Trust and Savings Bank, as
              Trustee, relating to Nextel's 9.75% Senior Serial
              Redeemable Discount Notes due 2007 (filed on October 23,
              1997 as Exhibit 4.1 to Nextel's Current Report on Form
              8-K dated October 23, 1997 and incorporated herein by
              reference).
4.11       -- Indenture dated as of February 11, 1998, between Nextel
              Communications, Inc. and Harris Trust and Savings Bank, as
              Trustee, relating to Nextel's Senior Serial Redeemable
              Discount Notes due 2008 (filed on February 12, 1998 as
              Exhibit 4.2 to the February 11 Form 8-K and incorporated
              herein by reference).
4.12       -- Indenture dated as of November 4, 1998 between Nextel
              Communications, Inc. and Harris Trust and Savings Bank, as
              Trustee, relating to Nextel's 12.0% Senior Serial
              Redeemable Notes due 2008 (filed on February 10, 1999 as
              Exhibit 4.13.1 to the February 1999 S-4 and incorporated
              herein by reference).
4.13       -- Indenture for Senior Discount Notes due 2008, dated March
              12, 1998 between Nextel International, Inc. and The Bank of
              New York (filed on May 14, 1998 as Exhibit 4.1 to Nextel
              International Inc.'s Quarterly Report on Form 10-Q for
              the quarter ended March 31, 1998 and incorporated herein
              by reference).
4.14       -- Registration Rights Agreement, dated December 23, 1998, by and between Nextel, Goldman, Sachs & Co., Morgan Stanley
              & Co., Incorporated and Nationsbanc Montgomery Securities
              LLC (filed on March 30, 1999 as Exhibit 4.13 to Nextel's
              Annual Report on Form 10-K for the fiscal year ended
              December 31, 1998 (the "1998 Form 10-K") and incorporated
              herein by reference).

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBITS
-------                      -----------------------
4.15.1     -- Credit Agreement dated as of March 12, 1998 among Nextel,
              NFC, the Restricted Companies party thereto, the Lenders
              party thereto, Toronto Dominion (Texas) Inc., as
              Administrative Agent, and The Chase Manhattan Bank as
              Collateral Agent (filed as Exhibit 4.12 to Nextel's
              Annual Report on Form 10-K for the year ended December
              31, 1997 and incorporated by reference herein).
4.15.2     -- Amendment No. 1 dated as of October 28, 1998, amending
              the Credit Agreement dated as of March 12, 1998, between
              Nextel Communications, Inc., Nextel Finance Company, the
              other restricted companies party thereto, the lenders
              party thereto and the Administrative Agent and Collateral
              Agent (filed on October 29, 1998, as Exhibit 4.1 to
              Nextel's Current Report on Form 8-K dated October 28,
              1998, and incorporated herein by reference).
4.15.3     -- Amendment No. 2, dated as of December 21, 1998, amending the Credit Agreement dated as of March 12, 1998, between
              Nextel Communications, Inc., Nextel Finance Company, the
              other restricted companies parties thereto, the lenders
              party thereto and the Administrative Agent and Collateral
              Agent (filed on March 30, 1999 as Exhibit 4.14.3 to the
              1998 Form 10-K and incorporated herein by reference).
4.15.4     -- Amendment No. 3, dated as of March 23, 1999, amending the
              Credit Agreement dated as of March 12, 1998, between Nextel
              Communications, Inc., Nextel Finance Company, the other
              restricted companies parties thereto, the lenders thereto
              and the Administrative Agent and Collateral Agent (filed
              on May 17, 1999 as Exhibit 4.1 to the Quarterly Report on
              Form 10-Q for the quarter ended March 31, 1999 and
              incorporated herein by reference).
*5         -- Form of Opinion of Jones, Day, Reavis & Pogue regarding validity.
*8         -- Form of Opinion of Jones, Day, Reavis & Pogue regarding certain tax matters.
*12        -- Statement regarding computation of earnings to fixed
              charges and preferred stock dividends.
 21        -- Subsidiaries of the Company (filed on March 30, 1999 as
              Exhibit 21 to the 1998 Form 10-K and incorporated herein by reference).
 23.1      -- Consent of Jones, Day, Reavis & Pogue (included in
              Exhibits 5 and 8).
*23.2      -- Consent of Deloitte & Touche LLP.
*24        -- Powers of Attorney.

---------------

     * Filed herewith.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 (ss.
        239.13 of this chapter), Form S-8 (ss. 239.16b of this chapter) or Form F-3 (ss. 239.33 of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, in the Commonwealth of Virginia, on May 27, 1999.

                                          Nextel Communications, Inc.

                                          By: /s/ THOMAS J. SIDMAN
                                             -----------------------------------
                                              Thomas J. Sidman
                                              Vice President and
                                              General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

                NAME                                 TITLE                     DATE
                ----                                 -----                     ----

                    *                    Chairman of the Board, Chief
  -----------------------------------    Executive Officer and
  Daniel F. Akerson                      Director (Principal Executive
                                         Officer)

                    *                    Senior Vice President and
  -----------------------------------    Chief Financial Officer
  Steven M. Shindler                     (Principal Financial Officer)

                    *                    Vice President and Controller
  -----------------------------------    (Principal Accounting
  William G. Arendt                      Officer)

                                         Vice Chairman of the Board
  -----------------------------------    and Director
  Morgan E. O'Brien

                    *                    President, Chief Operating
  -----------------------------------    Officer and Director
  Timothy M. Donahue

                    *                    Director
  -----------------------------------
  Keith J. Bane

                    *                    Director
  -----------------------------------
  William E. Conway

                    *                    Director
  -----------------------------------
  Frank M. Drendel

                    *                    Director
  -----------------------------------
  William A. Hoglund

                    *                    Director
  -----------------------------------
  Craig O. McCaw

                    *                    Director
  -----------------------------------
  Keisuke Nakasaki

                    *                    Director
  -----------------------------------
  Dennis M. Weibling

/s/ THOMAS J. SIDMAN                     Attorney-in-fact
------------------------------------
*Thomas J. Sidman                                                           May 27, 1999

EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBITS                       PAGE
-------                    -----------------------                       ----
*5       -- Form of Opinion of Jones, Day, Reavis & Pogue regarding validity.
*8       -- Form of Opinion of Jones, Day, Reavis & Pogue regarding certain tax matters.
*12      -- Statement regarding computation of earnings to fixed
            charges and preferred stock dividends.
23.1     -- Consent of Jones, Day, Reavis & Pogue (included in
            Exhibits 5 and 8).
*23.2    -- Consent of Deloitte & Touche L.L.P.
*24      -- Powers of Attorney.

---------------

      * filed herewith